UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
 Amendment No. 1)

Under the Securities Exchange Act of 1934

Aeterna Laboratories Inc.
---------------------------

(Name of Issuer)

Subordinate Voting Shares
-----------------------------
(Title of Class of Securities)

007975105
--------------
(CUSIP Number)

Marc Paquet, Secretary
Societe Generale de Financement du Quebec
600, de la Gauchetiere Street West, Suite 1700, Montreal,
Quebec, Canada  H3B 4L8; Telephone: (514) 876-9290
-----------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 31, 2003
-----------------------------------------------------
(Date of Event Which Requires Filing of this Statement}

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), section 240.13d-1(f) or section 240.13d-1(g), check the following box ?.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 007975105
----------------------------------------------------------------
-
1) NAMES OF REPORTING PERSONS
   IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Societe Generale de Financement du Quebec and SGF Sante Inc.

    IRS Identification No.	Not applicable.
----------------------------------------------------------------
-
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
?
?
----------------------------------------------------------------
-
3) SEC USE ONLY
----------------------------------------------------------------
-
4) SOURCE OF FUNDS  	PF
----------------------------------------------------------------
-
5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) OR 2(e)
----------------------------------------------------------------
-
6) CITIZENSHIP OR PLACE OF ORGANIZATION	CANADA
----------------------------------------------------------------
-
NUMBER OF	7)  SOLE VOTING POWER	10,810,878*
SHARES	---------------------------------------------------
BENEFICIALLY	8)  SHARED VOTING POWER	0
OWNED BY	---------------------------------------------------
EACH	9)  SOLE DISPOSITIVE POWER	10,810,878*
REPORTING 	---------------------------------------------------
PERSON WITH	10) SHARED DISPOSITIVE POWER	0
----------------------------------------------------------------
-
11) AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON	10,810,878*
----------------------------------------------------------------
-
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES	?
----------------------------------------------------------------
-
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Approximately 26.1%*

*includes and after giving effect to (i) 3,477,544 Subordinate Voting Shares issuable upon conversion (capital and interest) of the CAN$12,500,000 convertible loan described under Item 4 below and (ii) 2,000,000 Subordinate Voting Shares issuable upon the exercise of warrants held by SGF Sante Inc. to purchase an equal number of shares at a price of CAN$20.00 per share and which expire on December 31, 2003. Calculation is made on the basis of 35,966,427 Subordinate Voting Shares issued as of March 26, 2003.
----------------------------------------------------------------
-
14) TYPE OF REPORTING PERSON (See Instructions)	HC
----------------------------------------------------------------
-



Item 1. 	Security and Issuer

	This Amendment No. 1 (this "Amendment") to the filers' statement on Schedule 13D dated April 19, 2003 relates to Subordinate Voting Shares, no par value per share, of Aeterna Laboratories Inc. (the "Company"), a corporation duly incorporated under the Canada Business Corporations Act, which has its principal executive offices at 1405, boulevard du Parc-Technologique, Quebec, Quebec, Canada G1P 4P5.

	This Amendment hereby amends and restates the filers' previous statement on Schedule 13D dated April 19, 2002.


Item 2.	Identity and Background

(a)	This Amendment is filed by Societe Generale de
Financement du Quebec ("SGF"), an entity duly incorporated under the laws of Quebec, and SGF Sante Inc. ("SGF Sante"), an entity duly incorporated pursuant to Part IA of the Companies Act (Quebec) and a wholly-owned subsidiary of SGF. SGF is a crown corporation owned by the Government of Quebec.

		The name of each director and each executive officer of SGF and SGF Sante is set forth in Exhibit 1 hereto, which is incorporated herein by reference.

(b)	The principal business offices of SGF and SGF Sante
are both located at 600, de la Gauchetiere Ouest, Bureau 1700, Montreal, Quebec, Canada H3B 4L8.

The business address of each other person named in Item 2(a) above is set forth on Exhibit 1 hereto, which is incorporated herein by reference.

(c)	The principal business of SGF is to implement economic
development projects within normal profitability conditions, in cooperation with partners, through affiliates and subsidiaries such as SGF Sante.

	The present principal occupation or employment of each other person named in Item 2(a) above is set forth on Exhibit 1 hereto, which is incorporated herein by reference.

(d)-(e)	Neither SGF, SGF Sante nor, to the knowledge of SGF
and SGF Sante, any other person named in Item 2(a) above has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each natural person named in Item
2(a) above is set forth on Exhibit 1 hereto, which is incorporated herein by reference.


Item 3.	Source and Amount of Funds or Other Consideration

	On March 31, 2003, SGF Sante granted a term loan (the "Term Loan") of CAN$12,500,000 in favour of the Company under a loan agreement a copy of which is attached hereto as Exhibit 2 which is incorporated herein by reference. This loan agreement also relates to another CAN$12,500,000 term loan granted to the Company by another party. The Term Loan matures on March 31, 2006 and bears interest at an annual rate of 12%. Interest is payable once a year on the anniversary date of the Term Loan, subject to the Company's right to defer payment of interest on the Term Loan until March 31, 2006. SGF Sante has the option to convert all or any part of the Term Loan, plus accrued and unpaid interest thereon, at any time during the term into Subordinate Voting Shares of the Company, at a price of CAN$5.05 per share.

	SGF Sante obtained the funds for the Term Loan entirely from its own resources.


Item 4.	Purpose of Transaction

	SGF, through its wholly-owned subsidiary SGF Sante, made the Term Loan for investment purposes. SGF intends to review its investment in the Company periodically and may, depending on relevant economic and financial markets conditions and matters relating to the Company, acquire additional securities of the Company or sell any such securities. Any subsequent acquisition or disposition of such securities may be made by way of market purchases and sales, private agreements or otherwise.

	Except as described above and in Item 6 below, neither
SGF nor SGF Sante has any plans or proposals which relate to or would result in:

	(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

	(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

	(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

	(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

	(e) any material change in the present capitalization or dividend policy of the Company;

	(f) any other material change in the Company's business or corporate structure;

	(g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

	(h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

	(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

	(j) any action similar to any of those enumerated in clauses (a)-(i) above.


Item 5.	Interest in Securities of the Issuer

(a)	SGF, through its wholly-owned subsidiary SGF Sante,
may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 10,810,878 Subordinate Voting Shares. This includes (i) 3,477,544 Subordinate Voting Shares issuable upon conversion (capital and interest) of the Term Loan described under Item 4 above and (ii) 2,000,000 Subordinate Voting Shares issuable upon the exercise of warrants held by SGF Sante Inc. to purchase an equal number of shares at a price of CAN$20.00 per share expiring on December 31, 2003. This constitutes approximately 26.1% of the outstanding shares after giving effect to the shares issuable upon conversion of the Term Loan and upon exercise of the warrants described above and based on 35,966,427 Subordinate Voting Shares outstanding as of March 26, 2003.

(b)	SGF, through its wholly-owned subsidiary SGF Sante,
has the sole power to vote, direct the vote of, dispose of or direct the disposition of any and all Subordinate Voting Shares held by SGF Sante.

(c)	Except as set forth herein or in Exhibits filed
herewith, neither SGF, SGF Sante nor, to the knowledge of SGF and SGF Sante, any other person named in Item 2(a) above has effected any transaction in the Subordinate Voting Shares within the past sixty days.

(d) 	Except as set forth in this Item 5, to the knowledge
of SGF and SGF Sante, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subordinate Voting Shares of the Company held by SGF Sante.

(e)	Not applicable.


Item 6.	Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer


	The information provided in Item 4 above is incorporated herein by reference.

	SGF Sante is a party to an agreement dated
April 9, 2002(the "Voting Agreement") with Mr. Eric Dupont, the controlling shareholder of the Company, under which Mr. Dupont has agreed (i) to vote his shares of the Company in favor of the election of a representative of SGF Sante, and a representative designated jointly by SGF Sante and Mr. Dupont, to the Company's board of directors and (ii) as long as Mr. Dupont owns a majority of the votes attaching to the voting shares of the Company, not to vote his shares in favor of certain significant changes affecting the Company without the prior consent of SGF Sante. A copy of this agreement was filed with the filers' previous statement on Schedule 13D dated April 19, 2002 and is incorporated herein by reference.


Item 7.	Material to Be Filed as Exhibits

       The exhibits listed on the Index of Exhibits of this Amendment are filed herewith or incorporated herein by reference.


SIGNATURES

		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April _28__, 2003

Societe Generale de Financement du
Quebec


By (signed) Marc Paquet
  Name: Marc Paquet
  Title: Secretary


SGF Sante Inc.


By (signed) Marc Paquet
  Name: Marc Paquet
  Title: Secretary



INDEX OF EXHIBITS

Page
Exhibit No.	Description					    Number

1	Name, title, principal business
address, principal occupation and
citizenship of each director and
	executive officer of SGF or SGF Sante.
									__10

2	Loan Agreement dated March 31, 2003
	among the Company, Fonds de solidarite
	des travailleurs du Quebec (F.T.Q.)
	and SGF Sante, together with an English
translation thereof. 				__15


Exhibit 1
Directors and Officers of SGF


Name


Title
Principal
Business
Address

Principal
Occupatio
n


Citizensh
ip
Claude
Blanchet
Chairman of
the Board
and
President
and Chief
Executive
Officer and
Director
600, de la
Gauchetier
e Street
West,
Suite
1700,
Montreal,
Quebec,
Canada
H3B 4L8
Chairman
of the
Board and
President
and Chief
Executive
Officer
and
Director
of SGF
Canadian
Richard
Fredette
Vice-
President,
Corporate
Planning
600, de la
Gauchetier
e Street
West,
Suite
1700,
Montreal,
Quebec,
Canada
H3B 4L8
Vice-
President
,
Corporate
Planning
of SGF
Canadian
Dino Fuoco

Senior
Vice-
President
and Chief
Financial
Officer
600, de la
Gauchetier
e Street
West,
Suite
1700,
Montreal,
Quebec,
Canada
H3B 4L8
Senior
Vice-
President
and Chief
Financial
Officer
of SGF
Canadian
Andre Roy
Senior
Vice-
President,
Administrat
ion
600, de la
Gauchetier
e Street
West,
Suite
1700,
Montreal,
Quebec,
Canada
H3B 4L8
Senior
Vice-
President
,Ad-
ministrat
ion of
SGF
Canadian
Jean-Yves
Duthel
Vice-
President,
Communicati
ons and
Public
Relations
600, de la
Gauchetier
e Street
West,
Suite
1700,
Montreal,
Quebec,
Canada
H3B 4L8
Vice-
President
,
Communica
tions and
Public
Relations
of SGF
Canadian


Name


Title
Principal
Business
Address

Principal
Occupatio
n


Citizensh
ip
Marc
Paquet
Vice-
President,
Legal
Affairs and
Secretary
600, de la
Gauchetier
e Street
West,
Suite
1700,
Montreal,
Quebec,
Canada
H3B 4L8
Vice-
President
, Legal
Affairs
and
Secretary
of SGF
Canadian
Roland O.
Cyrenne
Director
3285,
Bedford
Road,
Montreal,
Quebec,
Canada H3S
1G5
Vice-
President
of the
Board,
Kruger
Inc.
Canadian
Philip L.
Engelhardt
Director
935, Menlo
Oaks
Drive,
Menlo
Park, CA
94025-2355
USA
___
American
Rudolph
Hanisch
Director
Brienner
Strasse
18, 80333
Munich
Germany
Director,
Bayerisch
e
Landesban
k
Gironzent
rale

German
Thomas O.
Hecht
Director
5485,
Pare,
Montreal,
Quebec,
Canada H4P
1P7
President
,
Haemosan
Inc.
Canadian
Claude
Lamonde
Director
425, de
Maisonneuv
e Blvd.
West,
Suite
1200,
Montreal,
Quebec,
Canada H3A
3G5


Executive
Vice-
President
,
Optimum
Reassuran
ces Inc.
Canadian


Name


Title

Principal
Business
Address

Principal
Occupatio
n


Citizensh
ip
John
LeBoutilli
er
Director
Suite
5000,
8475,
Christophe
-Colomb
Av.,
Montreal,
Quebec,
Canada H2M
2N9
Chairman
of the
Board,
Intellium
Technolog
ies
Canadian
Diane
Marleau
Director
1303,
Greene
Avenue, 2nd
Floor,
Montreal,
Quebec,
Canada H3Z
2A7
Vice-
President
,
Etudes
Economiqu
e Conseil
Canada
Inc.
Canadian
Pierre
Bernard
Director
1180, de
la Rive-
Boisee
Road,
Pierrefond
s, Quebec,
Canada H8Z
2Z1

President
and Chief
Operating
Officer
of RPM
Tech Inc.
Canadian
Jean
Bienvenue
Director
3100, St-
Prosper
Street,
Saint-
Hyacinthe,
Quebec,
Canada J2S
2A4

Director
of Frigo
Royal
Inc.
Canadian
Normand
Legault
Director
Suite
4500,
1250,
Rene-
Levesque
Blvd
West.,
Montreal,
Quebec,
Canada H3B
4W8

President
and Chief
Executive
Officer
of GPF1
Inc.
Canadian
Jean
Pierre
Mortreux
Director
Suite 100,
7190,
Frederick-
Banting
Street,
St-
Laurent,
Quebec,
Canada H4S
2A1

President
and Chief
Exe-
cutive
Officer
of Thales
Avionique
Canada
Inc.
Canadian


Name


Title

Principal
Business
Address

Principal
Occupatio
n


Citizensh
ip
Michel
Boivin
Director
Suite A-
303, 5700,
4th Avenue
West,
Charlesbou
rg,
Quebec,
Canada G1H
6R1

Deputy
Minister
Canadian
Francis
Bellido
Vice-
President,
Development,
Health
600, de la
Gauchetier
e Street
West,
Suite
1700,
Montreal,
Quebec,
Canada
H3B 4L8

President
and COO
of SGF
Sante
Swiss





Directors and Officers of SGF Sante



Name


Title
Principal
Business
Address

Principal
Occupation


Citizenshi
p
Francis
Bellido
President
, COO and
Director
600, de la
Gauchetiere
Street West,
Suite 1700,
Montreal,
Quebec,
Canada  H3B
4L8
President
and COO of
SGF Sante
Suisse
Claude
Blanchet
Director
and
Chairman
of the
Board
600, de la
Gauchetiere
Street West,
Suite 1700,
Montreal,
Quebec,
Canada  H3B
4L8
Chairman
of the
Board and
President
and Chief
Executive
Officer
and
Director
of SGF
Canadian
Marc
Paquet
Secretary
600, de la
Gauchetiere
Street West,
Suite 1700,
Montreal,
Quebec,
Canada  H3B
4L8
Vice-
President,
Legal
Affairs
and
Secretary,
SGF
Canadian
Andre Roy
Director
600, de la
Gauchetiere
Street West,
Suite 1700,
Montreal,
Quebec,
Canada  H3B
4L8
Senior
Vice-
President,
Administra
tion, SGF
Canadian
Dino Fuoco
Director
600, de la
Gauchetiere
Street West,
Suite 1700,
Montreal,
Quebec,
Canada  H3B
4L8
Senior
Vice-
President
and Chief
Financial
Officer,
SGF
Canadian





Exhibit 2

Loan Agreement


25 000 000 $ CA
CONVENTION DE PRET
entre
LES LABORATOIRES AETERNA INC.
a titre d'Emprunteur
- et -
LE FONDS DE SOLIDARITE DES TRAVAILLEURS DU QUEBEC (F.T.Q.)
- et -
SGF Sante Inc.
a titre de Preteurs

En date du 31 mars 2003



Table des matieres

article 1	interpretation	1
1.1	Definitions	1
1.2	Interpretation generale	1
1.3	Division en articles, etc	1
1.4	Principes comptables	1
1.5	Regime juridique	2
article 2	PRETs A TERME	2
2.1	Prets a terme	2
2.2	Disponibilite des Prets a Terme	2
2.3	Taux d'interet	2
2.4	Calcul de l'interet	2
2.5	Paiement de l'interet	2
2.6	Capitalisation des interets	2
2.7	Capitalisation reputee des interets	2
2.8	Echeance des Prets a Terme	3
2.9	Remboursements anticipes volontaires	3
2.10	Paiements un Jour Ouvrable et avant 13h00, heure
de Montreal	3
2.11	Paiements	3
2.12	Paiements proportionnels	3
article 3	DROIT DE CONVERSION	3
3.1	Droit de conversion	3
3.2	Exercice du Droit de Conversion	4
Table des matieres
(suite)

3.3	Certificats d'Actions	4
3.4	Date et effet de la conversion	4
3.5	Pas de fractions d'Actions	4
3.6	Frais d'exercice du droit de conversion	4
3.7	 Ajustements	5
3.8	Ajustements en cas de fusion	5
3.9	Engagement	5
3.10	Avis aux autorites reglementaires applicables	6
article 4	sURETe	6
4.1	Suretes	6
4.2	Suretes supplementaires	6
4.3	Suretes sur les brevets enregistres aux Etats-
Unis	7
4.4	Publication des suretes sur les brevets	7
article 5	conditions prealables	7
article 6	declarations diverses de l'Emprunteur	9
6.1	Constitution des Compagnies	9
6.2	Autorisation documentaire	9
6.3	Permis, licences, etc	9
6.4	Conformite de la Convention et des Documents des
Preteurs aux lois, etc	10
6.5	Conformite a la loi	10
6.6	Titre de propriete	10
6.7	Litige	10
6.8	Impots	10
6.9	Etats financiers de l'Emprunteur	11
6.10	Reglementation gouvernementale	11
6.11	Statuts constitutifs et Absence de defaut	11
6.12	Actionnariat de Zentaris	11
6.13	Detention de droits dans la Propriete
Intellectuelle par un dirigeant ou employe	11
6.14	Violation de Droits de Propriete Intellectuelle	11
6.15	Non-concurrence	12
6.16	Assurances	12
6.17	Essais Cliniques	12
6.18	Exactitude et exhaustivite des renseignements	12
6.19	Survie des declarations pendant que les Prets
sont en cours	12
6.20	Survie des declarations apres la Date de
Conversion	12
article 7	Declaration des Preteurs	13
7.1	Demarchage	13
7.2	Periode de detention	13
7.3	Loi 1933	13
7.4	Placement aux Etats-Unis	13
article 8	Engagements Generaux	13
8.1	Preservation de sa personnalite morale et
obtention d'autorisations	13
8.2	Conformite de ses activites avec les lois
applicables	14
8.3	Paiement des impots et des creances	14
8.4	Ratio de la Dette par rapport a l'Avoir des
Actionnaires	14
8.5	Paiement des frais juridiques et autres debourses	14
8.6	Actions transigees a la Bourse	15
8.7	Engagements au benefice du Fonds	15
article 9	OBLIGATIONS D'INFORMATION	15
9.1	Etats financiers et renseignements annuels	16
9.2	Budgets, etc	16
9.3	Autres renseignements	16
9.4	Avis relatif a un litige et autres questions	16
article 10	ENGAGEMENTS A NE PAS FAIRE	17
10.1	Engagements relatifs a Zentaris	17
10.2	Engagements relatifs a l'Emprunteur	18
article 11	Cas de manquement et realisation	19
11.1	Cas de Manquement	19
11.2	Recours	20
11.3	Imputation des paiements	20
11.4	Avis	20
11.5	Rapports avec l'Emprunteur	21
article 12	Generalites	21
12.1	Avis	21
12.2	Droits et recours cumulatifs	21
12.3	Cession par l'Emprunteur	21
12.4	Cession par les Preteurs	21
12.5	Exemplaires	22
12.6	Autonomie des dispositions	22
12.7	Indemnisation	22
article 13	DATE CONVENTIONNELLE	22
13.1	Date Conventionnelle	22
ANNEXES
A
Definitions
B
Propriete Intellectuelle
C
Violation de Droits de Propriete Intellectuelle
D
Non-concurrence
E
Affectations permises de Zentaris
F
Formulaire de Conversion



La presente CONVENTION DE PRET, conclue a Montreal, province de Quebec, en date du 31 mars 2003
ENTRE :
Les Laboratoires Aeterna Inc., a titre
d'Emprunteur
ET :
LE FONDS DE SOLIDARITE DES TRAVAILLEURS DU
QUEBEC (F.T.Q.), a titre de Preteur;
ET :
SGF Sante inc., a titre de Preteur;
ATTESTE DE CE QUI SUIT :
ATTENDU QUE l'Emprunteur desire emprunter un montant de
25 000 000 $ CA des Preteurs et que les Preteurs sont disposes a preter lesdits fonds a l'Emprunteur selon les modalites et sous reserve des conditions des presentes;
EN CONSEQUENCE, en contrepartie des engagements contenus dans la presente Convention et pour autre contrepartie de valeur suffisante, dont il est accuse reception par les presentes, les parties contractantes conviennent de ce qui suit :


interpretation
Definitions. Les mots et expressions avec majuscules a l'initiale qui sont utilises dans la presente Convention ou dans ses annexes ou dans tout acte qui les complete ou qui y est accessoire, a moins que l'objet ou le contexte ne s'y oppose, ont le sens qui leur est donne en annexe " A ".
Interpretation generale. A moins que l'objet ou le contexte ne s'y oppose, les mots au singulier comprennent le pluriel et vice-versa, les mots au masculin comprennent le feminin et vice-versa et toutes les sommes sont exprimees en monnaie legale du Canada.
Division en articles, etc. La division de la presente Convention en articles, paragraphes, sous-paragraphes, alineas et sous-alineas et l'insertion de titres ne visent qu'a en faciliter la lecture et n'ont aucune incidence sur son interpretation.
Principes comptables. Sauf consentement expres des Preteurs, tous les calculs devant etre faits aux termes des presentes et tous les etats financiers dont il est question aux presentes doivent etre prepares conformement aux principes comptables generalement reconnus au Canada, appliques de maniere uniforme. Regime juridique. La presente Convention, son interpretation et sa mise a execution sont regies par les lois du Quebec et celles du Canada qui s'y appliquent.


PRETs A TERME
Prets a terme. Chaque Preteur, pour lui-meme et non conjointement ni solidairement, convient, suivant les modalites et sous reserve des conditions de la presente convention, de mettre a la disposition de l'Emprunteur un montant de
12 500 000 $ CA comme constituant le montant en capital du Pret a Terme de chaque tel Preteur. Ainsi, le montant en capital total des Prets a Terme est de 25 000 000 $CA.
Disponibilite des Prets a Terme. Sous reserve de s'etre conforme aux dispositions de l'article 5 de la presente Convention, l'Emprunteur doit tirer la totalite des Prets a Terme a la Date de Signature.
Taux d'interet.  Les Prets a Terme portent interet au taux de
12% par an.
Calcul de l'interet. L'interet se calcule en fonction d'une annee de 365 jours ou, selon le cas, de 366 jours, en jours reellement ecoules et, pour une journee, equivaut a 12 % divise par 365 ou 366, selon l'annee en cours, multiplie par le solde des Prets a Terme pour cette journee.
Paiement de l'interet. L'interet est exigible, en arriere, a chaque anniversaire de la Date de Signature. Les interets en souffrance qui ne sont pas capitalises conformement aux dispositions des paragraphes 3.6 et 3.7 portent interet au taux applicable au capital, calcule quotidiennement et compose mensuellement, et sont exigibles sur demande des Preteurs. Capitalisation des interets. A l'egard de chacun des paiements d'interets qui deviennent exigibles au premier et au deuxieme anniversaire de la Date de Signature, l'Emprunteur a le droit de d'exiger que le montant d'interet qui est alors exigible soit capitalise. L'Emprunteur doit exercer ce droit en avisant par ecrit les Preteurs au plus tard le trentieme (30e) jour suivant la date a laquelle ce montant d'interet est devenu exigible.
Les interets sont reputes capitalises a partir de la date a laquelle ils sont devenus exigibles et, en consequence, les interets dus a un Preteur et ainsi capitalises sont reputes faire partie du Pret a Terme de ce Preteur a partir de la date a laquelle ces interets sont devenus exigibles.
Capitalisation reputee des interets. Dans l'eventualite ou le 30e jour suivant le premier ou deuxieme anniversaire de la Date de Signature, l'Emprunteur n'a pas effectue le paiement des interets qui sont devenus exigibles a cette date d'anniversaire et n'a pas demande qu'ils soient capitalises conformement au paragraphe 3.6, alors, pourvu qu'aucun Defaut ni Cas de Manquement ne soit survenu ni ne subsiste, ces interets sont reputes capitalises a partir de la date a laquelle ils sont devenus exigibles. En consequence, les interets dus a un Preteur et ainsi capitalises sont reputes faire partie du Pret a Terme de ce Preteur a partir de la date a laquelle ces interets sont devenus exigibles.
Echeance des Prets a Terme. Sous reserve de l'exercice par les Preteurs de leur droit de conversion aux termes de l'0, l'Emprunteur doit rembourser les Prets a Terme en un (1) seul versement exigible a la Date d'Echeance. Concurremment a ce paiement, l'Emprunteur doit egalement payer tout interet couru et impaye a cette date ainsi que toute autre somme due aux termes des Prets.
Remboursements anticipes volontaires. L'Emprunteur n'a pas le droit de rembourser par anticipation la totalite ou une partie des Prets a Terme.
Paiements un Jour Ouvrable et avant 13h00, heure de Montreal. Chaque fois qu'un paiement ou remboursement est echu un jour qui n'est pas un Jour Ouvrable, il doit etre fait le Jour Ouvrable suivant. De plus, toute somme recue apres 13h00, heure de Montreal, un Jour Ouvrable sera affectee le Jour Ouvrable suivant au paiement ou au remboursement approprie qui devait etre fait ce jour-la. Jusqu'a ce qu'il soit ainsi affecte, l'interet continue de courir de la facon prevue dans la presente Convention sur le montant de ce paiement ou remboursement. Paiements. Tous les paiements ou remboursements de capital et d'interets sur les Prets a Terme et de frais, honoraires et autres sommes exigibles et devenant exigibles aux termes des presentes aupres de l'Emprunteur doivent etre effectues par lui au moyen de paiements faits aux Preteurs a leur adresse respective indiquee sous leur signature aux presentes ou a toute autre adresse qu'un Preteur peut de temps a autre indiquer aux parties aux presentes par ecrit au moins deux (2) Jours Ouvrables precedant la date d'exigibilite du paiement ou remboursement.
Paiements proportionnels. Tous les paiements ou remboursements effectues par l'Emprunteur aux Preteurs aux termes des presentes doivent etre effectues de facon proportionnelle entre les Preteurs.


DROIT DE CONVERSION
Droit de conversion. Chaque Preteur peut, en tout temps et de temps a autre, a son gre, convertir la totalite ou une partie de son Pret a Terme et des interets alors courus et impayes sur celui-ci en Actions entierement liberees sur une base de conversion etablie en divisant la portion du Pret a Terme de ce Preteur et des interets courus et impayes sur celui-ci faisant l'objet de la conversion par le Prix de Conversion.
Exercice du Droit de Conversion. Le droit de conversion prevu au paragraphe 4.1 s'exerce par la remise par un Preteur a l'Emprunteur, avec copie a l'autre Preteur, d'un Formulaire de Conversion, dument signe et complete par le Preteur et indiquant la portion de son Pret a Terme et des interets alors courus et impayes sur celui-ci qu'il entend convertir. La remise par un Preteur du Formulaire de Conversion dument complete et signe, est reputee constituer un contrat entre ce Preteur et l'Emprunteur aux termes duquel (i) ce Preteur souscrit le nombre d'Actions qu'il est en droit de recevoir aux termes de l'exercice de son droit de conversion, (ii) ce Preteur degage l'Emprunteur de toute responsabilite a l'egard de la portion du Pret a Terme et des interets courus et impayes sur celui-ci ainsi convertis, et (iii) l'Emprunteur convient que la reduction jusqu'a concurrence de la portion du Pret a Terme et des interets courus et impayes sur celui-ci ainsi convertis constitue le paiement complet du prix de souscription des Actions a etre emises a ce Preteur ou a son ordre aux termes de l'exercice de ce droit de conversion.
Certificats d'Actions. Aussitot que possible apres la Date de Conversion mais au plus tard trois (3) Jours Ouvrables apres la Date de Conversion, l'Emprunteur doit emettre et livrer ou faire emettre et livrer au Preteur qui a emis le Formulaire de Conversion pertinent, ou a son ordre ecrit, un ou plusieurs certificats immatricules au nom du Preteur ou des personnes indiquees dans le Formulaire de Conversion, tel(s) certificat(s) representant le nombre d'Actions emises aux termes de l'exercice par ce Preteur du droit de conversion, et l'Emprunteur devra joindre a une telle livraison tout montant qui peut etre payable a l'occasion de la conversion en vertu des paragraphes 4.5 et 4.6.
Date et effet de la conversion. La conversion en Actions est reputee avoir ete effectuee a la Date de Conversion et, a compter de ce moment, (i) le Pret a Terme de ce Preteur est reduit du montant en capital que ce Preteur a demande de convertir, (ii) les interets courus et impayes a l'egard du Pret a Terme de ce Preteur sont reduits du montant de ceux-ci que ce Preteur a demande de convertir, et (iii) la ou les personnes au nom de laquelle ou aux noms desquelles un ou des certificats representant les Actions doivent etre immatriculees et livrees suite a la conversion est reputee, ou sont reputees, etre devenue(s) detenteur(s) immatricule(s) des Actions representees par le ou les certificats.
Pas de fractions d'Actions. Nonobstant toute autre disposition des presentes, l'Emprunteur n'emettra aucune fraction d'Actions lors de la conversion de la totalite ou une partie du Pret a Terme d'un Preteur et des interets courus et impayes sur celui-ci, mais, en lieu et place de chacune de ces fractions d'Action, il effectuera un paiement en especes en faveur de ce Preteur. Frais d'exercice du droit de conversion. L'Emprunteur assumera tous les frais raisonnables encourus par un Preteur relies a l'emission des Actions resultant de l'exercice par ce dernier du droit de conversion prevu a cet 0.
 Ajustements. Dans l'eventualite ou il se produirait, en tout temps avant l'exercice pour un Preteur de son droit de conversion aux termes du present article :
1.1.1	une modification du capital de l'Emprunteur par le
biais d'une division ou d'un fractionnement des Actions en circulation, d'un echange des Actions en circulation en actions de toute autre categorie d'actions du capital de l'Emprunteur, ou d'un regroupement ou d'une consolidation des Actions en circulation en un nombre moins eleve;
1.1.2	une declaration par l'Emprunteur d'un dividende,
autre qu'un dividende declare dans le cours normal des
affaires de l'Emprunteur, sur les Actions de l'Emprunteur payable en Actions ou en titres convertibles en Actions;
1.1.3	une fusion, consolidation ou autre reorganisation
corporative ou vente d'une partie importante ou de la
totalite des elements d'actif de l'Emprunteur;
1.1.4	tout autre changement concernant les actions de
toute categorie, y compris les Actions de l'Emprunteur alors en circulation, pouvant affecter et modifier de facon defavorable les caracteristiques des Actions de l'Emprunteur;
(les operations enumerees aux paragraphes 4.7.1 a 4.7.4, sauf pour la fusion, etant collectivement appelees l'"Operation"), chaque Preteur aura le droit de convertir son Pret a Terme et les interets alors courus et impayes sur celui-ci en des actions, titres, comptant ou autres elements d'actif de meme espece et pour les memes montants a recevoir que si le Preteur avait exerce son droit de conversion avant l'Operation et, le cas echeant, le Prix de Conversion sera modifie en consequence. Ajustements en cas de fusion. Dans les cas ou l'Emprunteur fusionne avec une autre personne morale avant l'exercice par un Preteur de son droit de conversion aux termes du present article, toute conversion aux termes des presentes sera une conversion en un nombre d'actions de la personne morale issue de la fusion necessaire afin de conserver un pourcentage de participation et de vote equivalent, toute proportion gardee, i.e. en terme relatif et non absolu, apres avoir fait les ajustements necessaires aux termes du paragraphe 4.7. La fusion devra etre effectuee selon les modalites des presentes. De plus, les dispositions du present paragraphe ne restreignent en rien les dispositions du sous-paragraphe 11.1.1.
Engagement. L'Emprunteur ne saurait, par voie de modification de ses statuts constitutifs ou au moyen de quelque operation de reorganisation, de restructuration du capital, de transfert d'actif, de regroupement, de fusion, de dissolution, d'emission ou de vente de titres ou toute autre demarche volontaire, eviter ou chercher a eviter le respect des conditions qu'il est tenu de respecter aux termes des paragraphes 4.7 et 4.8, mais pretera plutot de bonne foi son concours afin d'obtenir l'execution de toutes les dispositions des paragraphes 4.7 et 4.8 et afin de prendre toutes les mesures raisonnablement necessaires ou appropriees pour proteger les droits des Preteurs.
Avis aux autorites reglementaires applicables. L'Emprunteur devra obtenir l'approbation de la Bourse de Toronto tel que prevu au paragraphe 6.1.6 et acheminer, au plus tard 10 jours apres la Date de Signature, l'avis prescrit aux termes de la Loi sur les valeurs mobilieres (Quebec) avec les droits applicables de facon a ce que les Actions emises suite a la conversion des Prets a Terme et des interets alors courus et impayes sur ceux-ci, le cas echeant, soient librement negociables dans les 4 mois de la Date de Signature.


SURETE
Suretes. A titre de garantie generale du paiement des Prets et de l'execution de toutes les obligations de l'Emprunteur aux termes de la presente Convention, l'Emprunteur s'engage a octroyer des Charges de premier rang sur l'universalite de ses biens meubles, presents et futurs, y compris, tous les brevets, marques de commerce et autres droits de Propriete Intellectuelle de l'Emprunteur et toutes les actions detenues par l'Emprunteur dans Zentaris, mais a l'exclusion des equipements presents et futurs de l'Emprunteur et des actions detenues presentement ou par la suite par l'Emprunteur dans Atrium Biotechnologies inc. (collectivement, les "Biens Hypotheques"). Les Charges consenties en faveur des Preteurs doivent etre de meme rang. Au plus tard a la Date de Signature, l'Emprunteur convient de :
1.1.5	signer et livrer en faveur de chaque Preteur un
acte d'hypotheque aux termes duquel l'Emprunteur hypotheque
les Biens Hypotheques pour un montant de 15 000 000 $ CA;
1.1.6	signer et livrer une convention de nantissement
assujettie aux lois de la Republique Federale d'Allemagne
aux termes de laquelle l'Emprunteur consent en faveur de
chacun des Preteurs une Charge sur les actions qu'il
detient dans Zentaris; et
1.1.7	livrer aux Preteurs des endossements aux termes des
polices d'assurance de l'Emprunteur aux termes desquels les Preteurs sont nommes comme assures additionnels et, le cas echeant, beneficiaires, accompagne d'une clause hypothecaire satisfaisante.
Suretes supplementaires. En tout temps, les Preteurs, agissant raisonnablement, peuvent faire savoir a l'Emprunteur qu'ils ont determine que, a la suite de changements survenus depuis la Date de Signature et afin de leur permettre de beneficier pleinement des suretes que l'Emprunteur s'est engage a leur consentir sur les Biens Hypotheques, (i) qu'ils desirent que des Charges soient consenties sur la Propriete Intellectuelle de l'Emprunteur en Europe ou (ii) qu'il serait approprie ou souhaitable que l'Emprunteur fournisse ou conclue des Documents de Surete supplementaires.
Dans les dix (10) jours ouvrables suivant la reception d'un tel avis, l'Emprunteur doit fournir ou conclure les Documents de Surete supplementaires envisages dans ledit avis et doit fournir tous avis juridiques relatifs a ceux-ci que les Preteurs peuvent raisonnablement demander. Ces Documents de Surete supplementaires et avis juridiques devront etre de forme et teneur a la satisfaction des Preteurs, agissant raisonnablement Suretes sur les brevets enregistres aux Etats-Unis.
L'Emprunteur s'engage a signer et livrer en faveur de chacun des Preteurs, dans les trente (30) jours de la Date de Signature, une convention de suretes assujettie aux lois de New York aux termes de laquelle l'Emprunteur consent en faveur de chacun des Preteurs une Charge sur les brevets qu'il a publies au United States Patent and Trademark Office ou sur toute demande de brevets qu'il a deposee aupres du United States Patent and Trademark Office.
Publication des suretes sur les brevets. L'Emprunteur s'engage a faire en sorte que, dans les meilleurs delais apres la Date de Signature, chacun des actes d'hypotheque mentionnes au sous-paragraphe 5.1.1 soit publie au Bureau des brevets (Canada) et que chacune des conventions de surete envisagees au paragraphe 5.3 soit publiee au United States Patent and Trademark Office. A l'egard de tout brevet enregistre ou demande de brevet deposee au Bureau des brevets (Canada) ou au United States Patent and Trademark Office apres la Date de Signature, l'Emprunteur s'engage a faire en sorte que les Charges consenties aux Preteurs sur tout tel brevet ou toute telle demande soient publiees au Bureau des brevets (Canada) ou au United States Patent and Trademark Office, selon le cas, concurremment au depot de cette demande et a l'enregistrement de ce brevet ou promptement a la suite de son enregistrement.


conditions prealables
Les Prets a Terme ne seront pas debourses tant que les conditions prealables suivantes n'auront pas ete remplies a la satisfaction des Preteurs :
1.1.8	l'Emprunteur a livre aux Preteurs un extrait
certifie des resolutions du conseil d'administration de chacune des Compagnies autorisant les transactions envisagees aux presentes et dans les autres Documents des
Preteurs;
1.1.9	l'Emprunteur a livre aux Preteurs une attestation
enoncant le nom, la fonction et la signature originale des dirigeants des Compagnies qui signeront (en autant qu'elles
y sont parties) la presente Convention et les autres
Documents des Preteurs en leur nom;
1.1.10	les Documents de Surete envisages au paragraphe 5.1
des presentes ont ete dument signes et livres aux Preteurs;
1.1.11	l'Emprunteur a livre aux Preteurs un engagement de
Zentaris signe par des representants dument autorises de
celle-ci;
1.1.12	les Charges consenties aux termes des Documents de
Surete envisages au paragraphe 5.1 des presentes ont ete dument publiees au Registre des droits personnels et reels mobiliers, sans entree adverse a l'exception des
Affectations Permises;
1.1.13	la Bourse de Toronto a approuve les transactions
prevues aux presentes, y compris notamment les modalites de conversion prevues aux presentes et l'inscription a la cote de la Bourse de Toronto des Actions pouvant etre emises aux Preteurs a la suite de la conversion des Prets a Termes et des interets courus et impayes sur ceux-ci conformement aux
presentes;
1.1.14	Banque Royale du Canada a consenti a ce que
l'Emprunteur consente en faveur des Preteurs une Charge sur ses comptes a recevoir et inventaires;
1.1.15	Asta Medica GmbH a accorde mainlevee des Charges
qui lui avaient ete consenties sur les actions de Zentaris;
1.1.16	les Preteurs ont recu l'avis motive satisfaisant de
Ogilvy Renault, conseillers juridiques de l'Emprunteur, adresse aux Preteurs et traitant de toutes les questions afferentes aux transactions envisagees aux presentes selon ce que les Preteurs peuvent raisonnablement exiger. Ces conseillers juridiques devront, entre autre, emettre un avis satisfaisant (i) quant au caractere legal, valide et executoire de la presente Convention et des autres
Documents des Preteurs auxquels l'Emprunteur est partie et
qui sont sujets aux lois du Quebec, (ii) quant a la
validite et a l'opposabilite des Charges consenties aux
termes de l'hypotheque envisagee au sous-paragraphe 5.1.1,
et (iii) a l'effet que les exigences en matiere de valeurs mobilieres applicables ont ete respectees et que les
Actions qui seraient emises a la suite de la conversion des Prets a Terme et des interets courus et impayes sur ceux-ci seront librement negociables apres une periode de 4 mois de la Date de Signature;
1.1.17	les Preteurs ont recu l'avis motive satisfaisant de
Norton Rose, conseillers juridiques speciaux des Preteurs
pour l'Allemagne, adresse aux Preteurs et traitant de
toutes les questions afferentes aux transactions envisagees aux presentes selon ce que les Preteurs peuvent raisonnablement exiger.
1.1.18	Les Preteurs ont recu l'avis motive satisfaisant de
Arnold & Porter, conseillers juridiques speciaux de l'Emprunteur pour les Etats-Unis d'Amerique, adresse aux Preteurs et traitant de toutes les questions afferentes aux transactions envisagees aux presentes selon ce que les Preteurs peuvent raisonnablement exiger;
1.1.19	les Preteurs ont recu un rapport de recherche
recent faisant etat des Charges publiees contre les biens meubles de l'Emprunteur, lequel rapport sera joint a l'avis motive d'Ogilvy Renault mentionne au sous-paragraphe 6.1.9 et ne devrait pas faire etat de Charges autres que les Affectations Permises de l'Emprunteur;
1.1.20	les Preteurs ont recu le paiement des frais
d'engagement, soit 125 000 $ CA, avant taxes pour SGF et
115 042 $ CA, avant taxes, pour le Fonds, et de tous les autres frais de transaction raisonnablement encourus a cette date, conformement aux dispositions du
paragraphe 9.5;
1.1.21	les Preteurs ont recu une attestation relative a
certaines questions de faits, dument signee par deux (2) dirigeants de l'Emprunteur et attestant, entre autre, que l'investissement initial du Fonds au montant de 25 000 000$ souscrit dans le capital de l'Emprunteur le 9 avril 2002 engendrera des retombees economiques au Quebec pour un montant au moins equivalent;
1.1.22	les Preteurs sont satisfaits qu'aucun Defaut ou Cas
de Manquement n'est survenu ni ne subsiste.

declarations diverses de l'Emprunteur
L'Emprunteur declare et garantit qu'a la Date de signature :
Constitution des Compagnies. Chacune des Compagnies est une corporation dument constituee, dont l'existence est valide et elle est en etat de regularite aux termes des lois de tous les territoires ou elle exerce ses activites. Chacune des Compagnies a la capacite et le pouvoir de posseder ses biens ou d'exercer ses activites.
Autorisation documentaire. L'Emprunteur a le pouvoir et a pris toutes les mesures juridiques necessaires en vue de l'autoriser a emprunter aux termes des presentes et a signer, livrer et executer, selon le cas, la presente Convention et les Documents de Surete, en conformite de leurs conditions et a conclure les operations visees aux presentes. Zentaris a le pouvoir et a pris toutes les mesures juridiques necessaires en vue de l'autoriser a signer, livrer et executer les Documents des Preteurs auxquels elle est partie en conformite de leurs conditions. Les Documents des Preteurs ont ete dument signes et livres par des dirigeants dument autorises des Compagnies qui en sont parties et les Documents des Preteurs constituent des obligations legales et valides des Compagnies qui y sont parties qui les lient et sont executoires contre elles conformement a leurs conditions, sous reserve, quant a l'application des recours, a toutes les lois sur la faillite, l'insolvabilite, les arrangements avec les creanciers, la reorganisation, la prescription ou autres lois similaires ayant trait a l'application des droits des creanciers en general, et sous reserve de ce que la disponibilite d'un recours en execution en nature ou un recours en injonction est laisse a l'appreciation du tribunal devant lequel toute procedure judiciaire a cet egard peut etre presentee.
Permis, licences, etc. Chacune des Compagnies detient tous les permis, licences et autres autorisations semblables necessaires pour exercer ses activites dans chaque territoire ou elles sont exercees. Chacun de ces permis, licences et autres autorisations est en regle et aucune des Compagnies n'est en defaut quant aux depots qui doivent etre effectues ou aux conditions qui doivent etre remplies afin de maintenir en regle les permis, licences et autres autorisations en question, dans la mesure ou un tel defaut pourrait avoir un Effet Defavorable Important.
Conformite de la Convention et des Documents des Preteurs aux lois, etc. La signature, la livraison et l'execution par les Compagnies des Documents des Preteurs et la conclusion des operations visees aux presentes (i) ne violent pas de lois applicables, (ii) ne sont pas en contradiction avec, ne violent ou ne constituent pas un manquement aux termes des statuts constitutifs ou des reglements des Compagnies, (iii) n'entrent pas en conflit avec aucune stipulation ou condition ni ne necessitent de consentement (autre que celui de Banque Royale du Canada, lequel a deja ete obtenu) aux termes de tous actes ou conventions auquel celles-ci sont parties ou par lequel elles ou l'un de leurs biens peuvent etre lies, et (iv) ne resultent ou n'exigent pas la creation ou l'imposition d'une Charge quelconque (autre qu'une Affectation Permise) sur tous biens actuellement possedes ou acquis par la suite par les Compagnies, sauf, dans le cas des sous-paragraphes (i) et (iii) ci-dessus, des manquements, violations, contradictions, conflits ou defauts que, individuellement ou collectivement, n'ont pas ou ne pourraient avoir un Effet Defavorable Important.
Conformite a la loi. Au meilleur de la connaissance de l'Emprunteur, chaque Compagnie est en etat de regularite vis-a-vis de toutes les lois qui lui sont applicables sauf si le defaut d'etre en etat de regularite n'a pas ou ne pourrait avoir un Effet Defavorable Important.
Titre de propriete. Chacune des Compagnies possede un titre de propriete bon et valide a l'egard de tous les biens et elements d'actif qui sont refletes dans ses etats financiers comme faisant partie de ses actifs, y compris, sans limitation, la Propriete Intellectuelle mentionnee a l'annexe " B " (sous reserve du paragraphe 7.14), libre de toute Charge sauf les Affectations Permises. L'annexe " B " contient une liste exhaustive de la Propriete Intellectuelle detenue par les Compagnies a la Date de Signature.
Litige. Il n'existe aucun avis d'infraction, action, poursuite ou procedure judiciaire entamee (ni, au meilleur de la connaissance de l'Emprunteur, aucun avis d'infraction, action, poursuite ou procedure judiciaire que l'on menace d'intenter a l'endroit des Compagnies ou l'une ou l'autre d'entre elles ou qui les mettraient en cause d'une autre facon) contre les Compagnies ou l'une ou l'autre d'entre elles ou l'un ou l'autre de leurs biens, qui soit actuellement devant un tribunal ou un arbitre quelconque ou devant un organisme gouvernemental ou intente par un organisme gouvernemental, qui, advenant qu'on trancherait en sa defaveur, pourrait, seul ou dans l'ensemble,
(i) avoir un Effet Defavorable Important, (ii) avoir pour effet d'invalider un brevet ou un droit consenti aux termes d'une licence, ou (iii) invalider, rendre inopposable ou diminuer la valeur d'une Charge consentie aux termes des Documents de Surete.
Impots. Sauf en ce qui concerne des exceptions qui ne sont pas importantes pour la Compagnie pertinente, toutes les declarations d'impot federales, provinciales et autres des Compagnies qu'elles sont tenues par la loi de produire de meme que toute declaration d'impot requise par toute juridiction dans laquelle l'une ou l'autre des Compagnies exerce des activites ont ete dument produites et toutes les taxes, cotisations et tous les autres droits percus par les differents gouvernements (federal, provincial et autres) a l'endroit des Compagnies et sur leurs biens, revenus, benefices et elements d'actif, qui sont exigibles, ont ete acquittes, sauf tout tel paiement qu'une Compagnie conteste de bonne foi en suivant la procedure appropriee et pour lequel des reserves appropriees suivant les principes comptables generalement reconnus ont ete prevus dans les livres des Compagnies et a l'egard duquel aucune procedure de forclusion, de saisie-execution ou autre genre de saisie, de vente ou autre procedure similaire n'a ete entamee.
Etats financiers de l'Emprunteur. L'Emprunteur a fourni aux Preteurs copie des etats financiers verifies de l'Emprunteur en date du 31 decembre 2002 lesquels incluent le bilan a cette date et les etats des resultats d'exploitation, de l'avoir des actionnaires et de l'evolution de la situation financiere pour la periode couverte par ces etats financiers, et ces etats financiers presentent fidelement, conformement aux principes comptables generalement reconnus, appliques de maniere uniforme, la situation financiere de l'Emprunteur. Depuis le 31 decembre 2002, il ne s'est produit aucun changement qui puisse avoir un Effet Defavorable Important.
Reglementation gouvernementale. Aucune Compagnie n'est tenue d'obtenir de consentement, d'approbation, d'autorisation, de permis ou de licence, ni d'effectuer de production ou d'enregistrement, de publication ou d'inscription aupres de toutes autorites reglementaires federales, provinciales ou locales, ou aupres de toutes autorites reglementaires de toute juridiction dans laquelle elle exerce ses activites relativement a la signature, la livraison et l'execution, en conformite de ses conditions, des Documents des Preteurs auxquels elle est partie, sauf les consentements de la Bourse de Toronto (dont un consentement conditionnel a ete obtenu), le depot de l'avis aupres du Nasdaq National Market relatif aux Prets a Terme (lequel a ete effectue), le depot aupres de la CVMQ de l'avis de placement relatif aux Prets a Terme et le paiement des frais de depot y relatifs exiges en vertu de la legislation sur les valeurs mobilieres du Quebec, le depot aupres de la CVMQ de l'attestation prevue a la Decision de la CVMQ et la publication des Charges constituees aux termes des Documents de Surete. Statuts constitutifs et Absence de defaut. Chacune des Compagnies se conforme a toutes les dispositions de ses statuts constitutifs, reglements et reglements speciaux et aucun Defaut ni Cas de Manquement ne s'est produit ni ne subsiste. Actionnariat de Zentaris. L'Emprunteur est le seul actionnaire de Zentaris par bon et valable titre, libre de toute Charge (autre qu'une Affectation Permise de l'Emprunteur) et aucune option ou autre droit convertible en actions de Zentaris n'a ete consenti a une personne autre que l'Emprunteur.
Detention de droits dans la Propriete Intellectuelle par un dirigeant ou employe. Aucun dirigeant ou employe ou consultant ou autre fournisseur de services des Compagnies ne detient de droits dans la Propriete Intellectuelle de celles-ci et, si applicable, chacun d'eux a signe une cession de ou une renonciation a ses droits en faveur des Compagnies.
Violation de Droits de Propriete Intellectuelle. Au meilleur de la connaissance de l'Emprunteur, la conduite des affaires des Compagnies et leur Propriete Intellectuelle ne contrevient a aucune Propriete Intellectuelle appartenant a autrui et l'Emprunteur n'a connaissance d'aucune contravention par un tiers a sa Propriete Intellectuelle ou celle de Zentaris. L'Emprunteur confirme que ni lui ni Zentaris ne fait l'objet de procedures judiciaires en rapport avec la contravention d'un droit de Propriete Intellectuelle appartenant a autrui et qu'aucune d'entre elles n'a recu une mise en demeure ou autre forme de communication a l'effet qu'elle violerait les droits de Propriete Intellectuelle d'un tiers, sauf pour ce qui est indique a l'annexe " C ".
Non-concurrence. Aucune des Compagnies n'est partie a ou n'est liee par une entente de non-concurrence ou autre engagement ou entente comprenant un engagement limitant la possibilite pour celle-ci de concurrencer dans un domaine ou territoire quelconque ou encore qui restreint de maniere importante ses activites ou champs d'operations, sauf pour ce qui est indique a l'annexe " D ".
Assurances. Chacune des Compagnies maintient des assurances emises par des assureurs reconnus, concernant ses biens, sa responsabilite civile et son entreprise, y compris une assurance responsabilite pour ses administrateurs. Chacune de ces polices couvre les risques raisonnables et pour des montants qu'un administrateur prudent exercant un semblable commerce maintiendrait et chacune de ces polices est en vigueur. Aucune des Compagnies n'est en defaut de respecter les termes et conditions de ces polices ou n'a omis de donner un avis ou de presenter une reclamation en vertu d'une de ses polices en temps opportun; il n'y a aucune reclamation en vertu des polices d'assurance depuis le 31 decembre 2002.
Essais Cliniques. Chacun des contrats d'essai clinique signes par l'Emprunteur avec des sites d'investigation / d'essai clinique comporte un engagement de l'autre partie d'obtenir les approbations necessaires pour proceder a l'essai clinique. Exactitude et exhaustivite des renseignements. Tous les renseignements, rapports et autres documents et donnees (autres que les budgets et autres rapports previsionnels) fournis aux Preteurs par ou au nom de l'Emprunteur etaient, au moment ou ils ont ete fournis, exacts a tous egards importants dans la mesure necessaire pour donner aux Preteurs une connaissance juste de leur portee.
Survie des declarations pendant que les Prets sont en cours. Toutes les declarations et garanties diverses effectuees aux termes de la presente Convention sont reputees avoir ete effectuees, et etre veridiques et exactes, en date de la Date de Signature et survivent tant et aussi longtemps que les Prets sont en cours et demeurent impayes.
Survie des declarations apres la Date de Conversion. A l'egard de chaque Date de Conversion, les representations et garanties de l'Emprunteur faites aux presentes (etant entendu qu'elles ne seront pas mises a jour a chaque Date de Conversion) survivent a l'egard du montant des Prets a Terme et des interets courus et impayes sur ceux-ci convertis a cette Date de Conversion, nonobstant toute verification effectuee avant ou apres cette date, et ce, pour une periode deux (2) ans de cette Date de Conversion, sauf (i) en cas de fraude, ou elles survivront indefiniment, (ii) les representations et garanties prevues aux paragraphes 7.1 et 7.2, lesquelles survivront indefiniment, et
(iii) les representations et garanties prevues au paragraphe 7.8, lesquelles survivront jusqu'a l'expiration du delai de prescription prevu par la legislation applicable.


Declaration des Preteurs
Chacun des Preteurs declare et garantit que :
Demarchage. Chacun des Preteurs reconnait que son Pret ne resulte pas d'un demarchage general ou d'une publicite generale, incluant des annonces, des articles, des avis ou autres communications publiees dans tout journal, magazine ou media similaire ou diffusees a la radio ou la television ou un seminaire ou une reunion dont les participants ont ete invites par voie de demarchage general ou publicite generale.
Periode de detention. Chacun des Preteurs reconnait que la revente des Actions obtenues de la conversion de tout ou partie de son Pret a Terme et des interets courus et impayes sur celui-ci sera assujettie a une periode de detention obligatoire imposee par les autorites reglementaires.
Loi 1933. Chacun des Preteurs reconnait que (i) a la Date de Signature, les Prets ne sont pas inscrits en vertu de la Loi de 1933 et (ii) qu'il ne seront pas inscrits en vertu de la Loi de 1933.
Placement aux Etats-Unis. Chaque Preteur (i) n'est pas une personne se trouvant aux Etats-Unis ou une personne des Etats-Unis; (ii) n'effectue pas son Pret a Terme aux termes des presentes pour le compte ou au profit d'une personne des Etats-Unis; et (iii) n'est pas un preneur ferme, un courtier, ou une autre personne qui participera, en vertu d'un engagement contractuel, au placement des titres offerts aux termes des presentes.


Engagements Generaux
Tant que les Prets sont en cours et demeurent impayes et a moins que les Preteurs n'y consentent autrement par ecrit, l'Emprunteur convient de faire ou de faire en sorte ce qui suit:
Preservation de sa personnalite morale et obtention d'autorisations. Chacune des Compagnies doit preserver et maintenir sa personnalite morale et tous les droits, autorisations, permis, licences necessaires pour la conduite normale de ses affaires et tous consentements de tous fonctionnaires, organismes ou intermediaires de toutes autorites gouvernementales, federales, provinciales ou locales ou de toutes subdivisions politiques de celles-ci necessaires pour la conduite normale de ses affaires et se rendre admissible et demeurer admissible et autorisee a faire affaires dans chaque territoire ou la nature de ses biens ou de ses activites exige qu'elle se rende admissible ou obtienne cette autorisation et ou l'omission de se rendre ainsi admissible aurait, seule ou dans l'ensemble, un Effet Defavorable Important.
Conformite de ses activites avec les lois applicables. Sauf tel qu'autrement indique aux presentes, chacune des Compagnies doit faire en sorte que soit tenus des registres et livres de compte appropries et conformes a la loi et inscrire les ecritures veridiques et fideles de toutes les operations relatives a ses affaires en conformite des principes comptables generalement reconnus appliques d'une maniere uniforme.
Paiement des impots et des creances. Chacune des Compagnies doit payer et acquitter la totalite des taxes, cotisations et impots ou droits gouvernementaux qui lui sont imposes ou qui sont imposes sur son revenu ou ses benefices et sur les biens lui appartenant avant la date a laquelle des amendes deviennent exigibles; toutefois ces taxes, cotisations, impots ou droits n'ont pas besoin d'etre payes s'ils sont contestes de bonne foi au moyen des procedures appropriees et pour lesquels des reserves appropriees, selon les principes comptables generalement appliques, ont ete mises de cote dans les livres appropries, mais seulement tant qu'il n'est pas commence une procedure de forclusion, saisie, saisie-execution ou autre type de saisie ou procedure similaire.
Ratio de la Dette par rapport a l'Avoir des Actionnaires. L'Emprunteur s'engage a maintenir en tout temps un ratio de sa Dette par rapport a l'Avoir des Actionnaires d'au plus 1 pour 1, determine sur la base des etats financiers consolides de l'Emprunteur tels que publies sur SEDAR de temps a autre. Paiement des frais juridiques et autres debourses. L'Emprunteur paiera sur demande tous les frais juridiques, notariaux, de consultants et de professionnels, et autres debourses raisonnables assumes ou a etre assumes de temps a autres par l'un ou l'autre des Preteurs relativement :
1.1.23	a la negociation, preparation et livraison de la
presente Convention et des autres Documents des Preteurs
ainsi que de tout document accessoire a ceux-ci de meme que
leur publication, enregistrement ou depot aupres de toute
autorite reglementaire;
1.1.24	aux conseils recherches par l'un ou l'autre des
Preteurs soit pour l'interpretation de la presente
Convention ou des autres Documents des Preteurs, soit pour
la modification ou renonciation a des droits aux termes de
la presente Convention ou des autres Documents des Preteurs
et, dans tous les cas, en anticipation de ou aux fins de determiner si oui ou non les Preteurs doivent ou peuvent exercer l'un ou l'autre de leurs droits et recours aux
termes de la presente Convention;
1.1.25	au recouvrement de toute somme d'argent exigible
aux termes des presentes, y compris l'exercice de recours
hypothecaires; et
1.1.26	a la verification diligente requise avant de
proceder aux transactions envisagees a la presente
Convention et dans les autres Documents des Preteurs;
etant entendu, qu'a l'egard des sous-paragraphes 9.5.1 et 9.5.4, en ce qui concerne les honoraires juridiques de Fasken Martineau DuMoulin s.r.l., conseillers juridiques des Preteurs et de Norton Rose, conseillers juridiques speciaux des Preteurs pour la Republique federale d'Allemagne, l'Emprunteur les paiera sur demande, mais en autant qu'elle soit accompagnee d'une copie de l'etat de compte emis par ces derniers pour les services professionnels rendus.
Actions transigees a la Bourse. L'Emprunteur s'engage a deployer ses meilleurs efforts afin de s'assurer que les Actions demeurent inscrites a la Bourse de Toronto et, au Nasdaq National Market et qu'il conserve son statut d'emetteur assujetti (ou l'equivalent) en regle aux termes des lois en matiere de valeurs mobilieres applicables des juridictions canadiennes et des Etats-Unis d'Amerique.
Engagements au benefice du Fonds. L'Emprunteur s'engage envers le Fonds a poser les gestes suivants :
1.1.27	contribuer, a compter de la Date de Signature, avec
ses employes residant au Quebec, et en meme temps que ceux-
ci, a l'acquisition d'actions du Fonds, a raison d'un
dollar pour chaque dollar investi par un employe, jusqu'a concurrence de 250 $ par employe, par annee;
1.1.28	mettre en place une procedure de deductions a la
source afin de permettre aux employes d'acquerir des
actions du Fonds au moyen de prelevements directs sur
chaque paie;
1.1.29	mettre en place un mecanisme d'allegement fiscal
pour les contributions au Fonds, et ce, tant au niveau
provincial que federal; et
1.1.30	contribuer, a compter de la Date de Signature, a la
Fondation de la formation economique du Fonds de solidarite des travailleurs du Quebec (F.T.Q.) a raison de 40 $ (taxes en sus) par employe residant au Quebec, annuellement.
Cette somme sera payable dans les trente (30) jours de la fin de chaque exercice financier.


OBLIGATIONS D'INFORMATION
Tant que les Prets sont en cours et demeurent impayes et a moins que les Preteurs n'y consentent autrement par ecrit, l'Emprunteur convient qu'il fournira ou fera en sorte que soit fourni a chacun des Preteurs :
Etats financiers et renseignements annuels. Dans les 140 jours qui suivent la fin de chaque exercice financier des Compagnies, le bilan de chacune des Compagnies en date de la fin de cet exercice et l'etat des resultats, l'avoir des actionnaires et l'etat de l'evolution de la situation financiere pour cet exercice, donnant dans chaque cas sous forme comparative, le cas echeant, les chiffres en date de la fin de l'exercice precedent, le tout tel qu'accompagne du rapport d'un cabinet de comptables agrees independants et dont l'opinion doit etre de portee et substance raisonnablement satisfaisantes pour les Preteurs; Budgets, etc. Dans les 10 jours de son approbation par le conseil d'administration de l'Emprunteur, son budget pour l'exercice financier a venir avec tous les documents et renseignements a l'appui (y compris, sans restriction, les hypotheses sur lesquelles se base ce budget).
Autres renseignements. De temps a autre et dans les meilleurs delais a la suite de chaque demande, les donnees, attestations, rapports, etats, documents ou autres renseignements supplementaires ayant trait aux activites, a l'actif, au passif, a la situation financiere ou aux resultats d'exploitation des Compagnies que tout Preteur peut raisonnablement demander.
Avis relatif a un litige et autres questions. Un avis dans les meilleurs delais apres la survenance des evenements suivants des que l'Emprunteur en a connaissance (lequel avis ne doit en aucun cas etre donne au -dela de 10 Jours Ouvrables apres que l'Emprunteur en ait eu connaissance) :
1.1.31	tout avis, lettre ou autre document informant une
Compagnie qu'elle est en contravention de tout reglement, politique, loi, decret, ordonnance, jugement, politique administrative, directive, code, norme, regle, autorisation, certificat, licence, permis ou autre regle applicable a celle-ci, une telle contravention pouvant avoir un Effet Defavorable Important;
1.1.32	une copie de toute institution ou contestation de
toute procedure judiciaire importante a laquelle une
Compagnie est partie;
1.1.33	tout avis, lettre ou autre document informant une
Compagnie de la survenance d'un defaut important en vertu
de contrats auxquels elle est partie; et
1.1.34	tout changement important eu egard aux activites, a
l'actif, au passif, a la situation financiere, aux resultats d'exploitation ou aux perspectives d'affaires de l'Emprunteur autre que des changements dont les effets n'ont pas un Effet Defavorable Important.


ENGAGEMENTS A NE PAS FAIRE
Engagements relatifs a Zentaris. Tant que les Prets sont en cours et demeurent impayes et a moins que les Preteurs n'y consentent autrement par ecrit, l'Emprunteur convient de faire en sorte que Zentaris ne fasse pas ce qui suit :
1.1.35	Liquidation, dissolution, fusion, etc.  Liquider ou
dissoudre ses affaires ou conclure toute operation de
fusion ou de consolidation, ou convenir de faire l'une des operations precitees en quelque moment a venir, etant entendu que Zentaris pourra conclure toute operation de
fusion ou consolidation si la compagnie resultant de la
fusion ou consolidation demeure liee par les engagements et obligations de Zentaris aux termes des Documents des
Preteurs auxquels elle est partie et que la valeur des
Charges consenties aux Preteurs aux termes des Documents
des Preteurs n'est pas diminuee en consequence de cette
fusion ou consolidation et plus particulierement sans
limitation que les Charges consenties sur les actions de Zentaris greveront toutes les actions emises et en circulation de la compagnie resultant de cette fusion ou consolidation et que ces Charges seront egalement de premier rang (sujet aux Affectations Permises de Zentaris).
1.1.36	Vente.  Vendre, aliener, ceder, louer ou autrement
disposer (une " Disposition ") de tout ou partie de ses
biens ou elements d'actif, qu'il possede presentement ou
qu'il possedera ou acquerra dans l'avenir, ou conclure
toute licence pour l'utilisation ou la commercialisation de
sa Propriete Intellectuelle, sous reserve toutefois (i) de
la Disposition de biens ou elements d'actif (autres que la Propriete Intellectuelle) dans le cours normal de ses activites et aux fins de les exercer, (ii) de la conclusion
de licences pour l'utilisation ou la commercialisation de
sa Propriete Intellectuelle pourvu que chacune de ces
licences soit assujettie a des termes et conditions qui
n'ont pas ou ne pourraient avoir d'Effet Defavorable
Important, et (iii) de la vente de biens endommages, non-
necessaires ou vetustes.
1.1.37	Dette.  Creer, assumer, encourir ou autrement
devenir ou demeurer oblige eu egard a ou permettre que soit
en cours, toute dette autre qu'une dette : (i) en cours a
la Date de Signature de la presente Convention ou resultant
d'un engagement de mettre des sommes a la disposition de Zentaris et en existence a la Date de Signature de la presente Convention; (ii) representant le prix d'achat ou
de location d'un bien ou un service encouru dans le cours
normal des affaires de Zentaris et aux fins de les exercer;
(iii) envers l'Emprunteur; (iv) garantie par une
Affectation Permise de Zentaris; (v) qui n'est pas deja
permise par cet article et dont le montant en capital ne
depasse pas, seul ou avec le montant en capital d'autres
dettes qui ne sont pas permises en vertu de ce sous-
paragraphe, 1 500 000$.
1.1.38	Investissements.  Consentir de pret, d'avance, de
credit, de contribution de capital ou d'investissement a ou
dans toute personne autre que ses compagnies affiliees dans
le cours normal des affaires de ces compagnies affiliees.
1.1.39	Charges.  Creer, assumer ou permettre qu'existe,
directement ou indirectement, une Charge sur l'un ou
l'autre de ses biens, presents ou a venir, sous reserve des Affectations Permises de Zentaris.
1.1.40	Changement d'activites.  Effectuer un changement
important dans la nature de ses activites, ni proceder a la fermeture ou a la suspension de ses activites.
1.1.41	Actionnariat.  Emettre des actions ou autres droits
convertibles en actions de Zentaris a une personne autre
que l'Emprunteur.
Engagements relatifs a l'Emprunteur. Tant que les Prets sont en cours et demeurent impayes et a moins que les Preteurs n'y consentent autrement par ecrit, l'Emprunteur convient de ne pas faire ce qui suit :
1.1.42	Liquidation, dissolution, fusion, etc.  Liquider ou
dissoudre ses affaires ou conclure toute operation de
fusion ou de consolidation, ou convenir de faire l'une des operations precitees en quelque moment a venir etant entendu que l'Emprunteur pourra conclure toute operation de fusion ou consolidation si (i) la compagnie resultant de la fusion ou consolidation demeure liee par les engagements et obligations de l'Emprunteur aux termes des Documents des Preteurs auxquels elle est partie, et que (ii) la valeur des Charges consenties aux Preteurs aux termes des
Documents des Preteurs n'est pas diminuee en consequence de cette fusion ou consolidation y compris, sans limitation, que les Charges consenties greveront tous les biens
presents et futurs de la compagnie resultant de la fusion
qui se qualifient comme Biens Hypotheques et que ces
Charges seront egalement de premier rang (sujet aux
Affectations Permises de l'Emprunteur) et (iii) tel que determine sur une base pro forma a la date de la fusion ou consolidation, en prenant en compte les informations financieres de l'Emprunteur et de la ou des autres
compagnies impliquees dans cette fusion ou consolidation,
comme si cette fusion ou consolidation avait eu lieu a
cette date, la compagnie resultant de cette fusion ou consolidation aurait un ratio de sa Dette par rapport a
l'Avoir des Actionnaires d'au plus 1 pour 1.
1.1.43	Vente.  Proceder a une Disposition de tout ou
partie de ses Biens Hypotheques, qu'il possede presentement
ou qu'il possedera ou acquerra dans l'avenir, ou conclure
toute licence pour l'utilisation ou la commercialisation de
sa Propriete Intellectuelle, sous reserve toutefois (i) de
la Disposition de biens ou elements d'actif (autres que la Propriete Intellectuelle) dans le cours normal de ses activites et aux fins de les exercer, (ii) de la conclusion
de licences pour l'utilisation ou la commercialisation de
sa Propriete Intellectuelle pourvu que chacune de ces
licences soit assujettie a des termes et conditions qui
n'ont pas ou ne pourraient avoir d'Effet Defavorable
Important, et (iii) de la vente de biens endommages, non-
necessaires ou vetustes.
1.1.44	Dividendes, Distribution.  Declarer ou distribuer
tout dividende, rembourser du capital a ses actionnaires ou autoriser ou faire tout autre paiement, distribution ou livraison en biens ou en especes a ses actionnaires ou racheter, rembourser, acheter ou autrement acquerir,
directement ou indirectement, pour une contrepartie, des
actions de toute categorie de son capital-actions
actuellement ou par la suite en circulation ou mettre de
cote des fonds pour une des fins precitees, etant entendu
que l'Emprunteur pourra declarer ou distribuer (i) tout dividende qui serait finance a meme les fonds resultant
d'une transaction sur les actions detenues par l'Emprunteur
dans Atrium Biotechnologies inc. et (ii) tout dividende en nature compose de valeurs mobilieres de Atrium
Biotechnologies inc.
1.1.45	Charges.  Creer, assumer ou permettre qu'existe,
directement ou indirectement, une Charge sur l'un ou
l'autre de ses biens, presents ou a venir, sous reserve des Affectations Permises de l'Emprunteur.
1.1.46	Changement d'activites.  Effectuer un changement
important dans la nature de ses activites, ni proceder a la fermeture ou a la suspension de ses activites.


Cas de manquement et realisation
Cas de Manquement. La survenance de l'un des evenements suivants tant que les Prets sont en cours constitue un Cas de Manquement (appele aux presentes un "Cas de Manquement") :
1.1.47	si l'Emprunteur n'acquitte pas, lorsqu'exigible,
tout paiement en capital sur les Prets a Terme ou tout
paiement d'interet sur ceux-ci, sous reserve, dans ce
dernier cas, du droit de l'Emprunteur de les capitaliser conformement aux dispositions des paragraphes 3.6 et 3.7;
1.1.48	si un Preteur est empeche, pour quelque raison que
ce soit qui n'est pas attribuable a ce Preteur, d'exercer
son droit de conversion aux termes de l'0, ou si
l'Emprunteur est empeche, pour quelque raison que ce soit
qui n'est pas attribuable a ce Preteur, d'emettre des
Actions a la Date de Conversion pertinente ou si les
Actions cessent d'etre inscrites a la cote de la Bourse de Toronto et ce Defaut n'est remedie dans les (5) Jours
Ouvrables suivant la date a laquelle il survient;
1.1.49	si l'Emprunteur n'acquitte pas, lorsqu'exigible,
tout paiement de frais ou de frais accessoires envisages
par la presente Convention et qu'il n'est pas remedie a ce Defaut dans les sept (7) Jours Ouvrables qui suivent celui ou un Preteur lui en a donne avis ecrit; ou
1.1.50	si l'une ou l'autre des Compagnies ne respecte pas
les obligations ou engagements qui ont trait a cette
Compagnie aux termes des presentes ou des autres Documents
des Preteurs, autres que les engagements prevus aux sous-paragraphes ci-dessus, et qu'il n'est pas remedie a ce
Defaut dans les 20 Jours Ouvrables qui suivent celui ou un Preteur en a donne avis ecrit a l'Emprunteur;
1.1.51	si une Compagnie fait cession au profit de ses
creanciers ou depose ou consent a ce que soit depose une
requete de mise en faillite ou une proposition ou un avis d'intention aux termes de toute loi sur la faillite de quelque territoire que ce soit ou est jugee insolvable ou faillie, ou fait une requete ou demande a un tribunal pour que soit nomme un syndic, fiduciaire, liquidateur ou
sequestre a l'egard d'une partie importante de ses biens,
ou si une Compagnie entame une procedure a son propre
endroit ou a l'endroit de ses biens ou une partie
importante de ses biens aux termes de toute loi qui vise
une reorganisation, un concordat, un redressement, un
compromis ou une liquidation, de quelque territoire que ce
soit, actuellement ou par la suite en vigueur (toute telle procedure, incluant, sans limitation la cession au profit de creanciers ou le depot ou le consentement au depot d'une requete de mise en faillite, d'une proposition ou d'un avis d'intention aux termes de toute telle loi sur la faillite, est ci-apres au present Article appele "Procedure
Judiciaire"); ou s'il est entame contre une Compagnie une Procedure Judiciaire et qu'elle n'est pas reglee a
l'interieur d'une periode de 30 jours; ou si un syndic, liquidateur ou sequestre a l'egard d'une Compagnie ou partie importante de ses biens est nomme ou si une
Compagnie consent a, ou approuve, ou accepte toute
Procedure Judiciaire ou la nomination de tout syndic, liquidateur ou sequestre a son egard ou vis-a-vis d'une partie importante de ses biens; ou
1.1.52	si tout etat, attestation, rapport ou declaration,
incluant les representations et garanties formulees aux
termes de l'ARTICLE 7, qui a ete fourni par l'Emprunteur
aux Preteurs relativement a la presente Convention ou aux
autres Documents des Preteurs, se revele incorrect, sous un
aspect important; ou
1.1.53	si une Compagnie est en defaut a l'egard de toutes
dettes a l'egard d'argent emprunte (autre qu'une dette
creee aux termes de la presente Convention) qui, ensemble,
sont superieures a 300 000 $, ou a leur equivalent dans
chaque cas en toute autre devise, autre qu'une dette dont
la validite est contestee diligemment et de bonne foi par
cette Compagnie ou en son nom au moyen de procedures
appropriees et pour laquelle il n'est pas commence une
procedure de forclusion, saisie, saisie-execution ou autre
type de saisie ou procedure similaire; ou
1.1.54	si l'une quelconque des representations et
garanties formulees par l'Emprunteur aux termes de la
Convention de Souscription se revele incorrecte, sous un
aspect important; ou
1.1.55	si une Compagnie met un terme de facon permanente a
ses activites ou avise les Preteurs de son intention de le faire.
Recours. Si un Cas de Manquement s'est produit et se poursuit, chaque Preteur peut declarer comme immediatement du et exigible le montant entier de son Pret et exercer tous ses droits et recours aux termes des presentes, des autres Documents des Preteurs ou de la loi.
Imputation des paiements. Nonobstant les dispositions de l'article 1572 du Code civil du Quebec ainsi que toute autre regle legale sur l'imputation des paiements, chaque Preteur peut imputer tout produit de recouvrement a la portion du Pret de ce Preteur du par l'Emprunteur aux termes de la presente Convention, suivant ce que ce Preteur juge preferable.
Avis. Sauf ainsi qu'il est autrement expressement prevu aux presentes, aucun avis ni mise en demeure de quelque nature n'a besoin d'etre donne a l'Emprunteur par les Preteurs ou l'un d'entre eux aux fins de mettre l'Emprunteur en defaut, ce dernier etant en defaut par le simple ecoulement du temps accorde pour l'execution d'une obligation ou par la simple survenance d'un evenement constituant un Cas de Manquement, sous reserve, le cas echeant, des delais envisages au paragraphe 12.1.
Rapports avec l'Emprunteur. Les Preteurs peuvent accorder des delais et autres faveurs, prendre des garanties ou y renoncer, accepter des compromis, accorder quittance et mainlevee et negocier d'autre facon avec l'Emprunteur selon ce qu'ils jugent convenable, sans que cela diminue la responsabilite de l'Emprunteur ni ne porte atteinte aux droits des Preteurs.


Generalites
Avis. Sauf ainsi qu'il est autrement specifie aux presentes, tous les avis, requetes, demandes ou autres communications entre les parties contractantes des presentes sont reputes avoir ete dument donnes ou faits a la partie a qui cet avis, requete, demande ou autre communication est donne ou qui est permis d'etre donne ou effectue aux termes de la presente Convention, lorsque livre a la partie concernee ou recu par elle (par courrier certifie, dument affranchi, ou par telecopieur ou par livraison en main propre) a son adresse et a son attention indiquee sous sa signature ou a telle autre adresse que les parties aux presentes peuvent par la suite se communiquer pas ecrit. Aucune autre methode pour se donner avis n'est pas les presentes interdite.
Droits et recours cumulatifs. Les droits et recours des Preteurs en vertu de la presente Convention sont cumulatifs et non exclusifs de tous autres droits ou recours dont ils pourraient par ailleurs disposer, et aucune omission ni aucun retard des Preteurs dans l'exercice de tout droit ne constitue une renonciation a celui-ci, de meme qu'aucun exercice unique ou partiel de tout pouvoir ou droit n'interdit son exercice ulterieur ni l'exercice de tout autre pouvoir ou droit.
Cession par l'Emprunteur. Les droits de l'Emprunteur aux termes des presentes sont declares purement personnels et, par consequent, ne peuvent pas etre cedes ni transferes, et l'Emprunteur ne peut ni ceder ni transferer aucune de ses obligations, une telle cession etant nulle et sans effet et rendant alors tout solde en cours des sommes mentionnees ci-dessus immediatement exigible au gre de chaque Preteur.
Cession par les Preteurs. Les droits, y compris, sans limiter la generalite de ce qui precede, le Pret a Terme de chaque Preteur aux termes de presentes peuvent etre cedes ou transferes, en totalite ou en partie, a un ou plusieurs cessionnaires (aux frais de ce dernier ou du Preteur concerne) et en une ou plusieurs transactions, pourvu que le Preteur cessionnaire ait obtenu le consentement prealable ecrit de l'Emprunteur etant entendu, toutefois, que le consentement de l'Emprunteur n'est pas requis lorsque :
1.1.56	la cession survient alors qu'un Cas de Manquement
est survenu et subsiste;
1.1.57	la cession est effectuee par le Fonds en faveur de
SGF, d'un fonds specialise ou d'un fonds affiche comme
etant membre de son reseau;
1.1.58	la cession est effectuee par SGF en faveur (i) du
Fonds, (ii) du gouvernement du Quebec, (iii) d'une entite dans laquelle le gouvernement du Quebec detient une participation financiere, (iv) d'une entite designee ou approuvee par le gouvernement du Quebec notamment dans le cadre d'un transfert du portefeuille d'investissement de
SGF, (v) de toute entite ayant des objets similaires a ceux de SGF ou de sa compagnie mere, (vi) de la compagnie mere de SGF, ou (vii) de toute filiale de SGF ou de sa compagnie mere.
Cependant, dans tous les cas, le Preteur cessionnaire doit en aviser tout autre Preteur et l'Emprunteur.
De plus, aucune cession ne peut avoir lieu dans la mesure ou le cessionnaire est considere etre un non-residant du Canada au sens de la Loi de l'impot sur le revenu (Canada).
Exemplaires. La presente Convention peut etre signee en un nombre indetermine d'exemplaires, dont chacun est repute constituer un original, mais dont la totalite des exemplaires distincts constitue un seul et meme document. Une partie peut signer la presente Convention en signant l'un ou l'autre des exemplaires de la presente Convention.
Autonomie des dispositions. Toute disposition de la presente Convention qui est interdite ou inoperante dans un territoire quelconque ne produit pas ses effets dans ce territoire dans la mesure de cette interdiction ou de ce caractere inoperant, sans pour autant invalider les dispositions restantes de la presente Convention pour ce qui est de ce territoire, ni diminuer la validite ou l'applicabilite de cette disposition dans un autre territoire.
Indemnisation. Sans prejudice a tout autre recours de la part d'un Preteur, l'Emprunteur s'engage a tenir chacun des Preteurs a couvert et a l'indemniser de tous dommages, pertes ou depenses, raisonnables, directs ou indirects, qu'il pourrait subir ou encourir par suite de toute inexactitude des representations et garanties ou violation des engagements de l'Emprunteur contenus aux presentes (incluant tous dommages, pertes ou depenses, tels les honoraires et autres frais legaux raisonnables, subis ou encourus par suite d'une reclamation faite par un tiers).


DATE CONVENTIONNELLE
Date Conventionnelle. Pour fins de commodite, il peut etre fait reference a la presente Convention comme portant la date conventionnelle du 31 mars 2003 nonobstant la date reelle de sa signature.


EN FOI DE QUOI, les parties aux presentes ont signe la presente
Convention a la date et a l'endroit mentionnes en tout premier lieu.



les laboratoires aeterna inc.


Par :



Adresse :
1405, boulevard du Parc
Technologique
Quebec (Quebec)
G1P 4P5
A l'attention de :
Vice-president, affaires
juridiques et secretaire
Telecopieur :
(418) 652-0881

le fonds de solidarite des
travailleurs du quebec (F.T.Q.)
Par :


Jean-Denis Dubois
et Par :


Serge Lapointe
Adresse :
545, Cremazie Est
Montreal (Quebec)
H2M 2W4
A l'attention de :
Affaires juridiques
Telecopieur :
(514) 383-2500

sgf sante inc.
Par :


Francis Bellido, president
et Par :


Marc Paquet, secretaire
Adresse :
600, rue de la Gauchetiere Ouest
Bureau 1700
Montreal (Quebec)
H3B 4L8
A l'attention de :
Secretaire
Telecopieur :
(514) 395-8055


ANNEXE " A "
DEFINITIONS
"Actions" designe les actions a droit de vote subalterne de l'Emprunteur, sujet aux ajustements envisages aux paragraphes 4.7 et 4.8;
"Affectation Permises" designe collectivement les Affectations Permises de l'Emprunteur et les Affectations Permises de Zentaris;
"Affectations Permises de l'Emprunteur" designe, en ce qui concerne l'Emprunteur :
toute Charge presente et future consentie par l'Emprunteur sur ses biens qui ne sont pas des Biens Hypotheques;
les Hypotheques a l'Achat qui garantissent une ou plusieurs dettes;
toute Charge pour taxes, cotisations ou autres impots ou droits de gouvernement qui ne sont pas encore exigibles et ne font pas l'objet d'un defaut ou, s'ils le sont, dont la validite est contestee diligemment et de bonne foi par l'Emprunteur ou en son nom, pourvu que celui-ci ait, si requis par les principes comptables generalement reconnus au Canada, appliques de maniere constante, prevu dans ses livres des provisions adequates a cet egard et qu'il n'y ait aucune reserve des verificateurs de l'Emprunteur a cet egard;
toute Charge resultant de tout jugement rendu ou reclamation produite a l'endroit de l'Emprunteur, que celui-ci ou des tiers pour son compte conteste diligemment et de bonne foi, pourvu que les Preteurs aient recu la surete qu'ils ont pu demander, agissant raisonnablement, pour garantir que cette contestation n'entrainera la confiscation d'aucune partie des biens de l'Emprunteur;
les nantissements ou depots en vertu des lois sur l'indemnisation des accidents du travail, l'assurance-emploi, la retraite, l'assurance sociale ou autres lois similaires, ou les depots faits de bonne foi relativement a des offres, des soumissions, des baux ou des contrats (excluant, cependant, l'emprunt d'argent ou le remboursement d'argent emprunte), les depots d'especes ou d'obligations pour garantir un cautionnement d'appel ou les cautionnements exiges a l'occasion de procedures judiciaires;
toute Charge d'artisan, d'ouvrier, de constructeur, d'entrepreneur ou de fournisseur de materiaux, d'architecte, d'ingenieur ou de sous-entrepreneur ou autre Charge semblable reliee a la construction ou a l'entretien des biens de l'Emprunteur et pourvu que toute semblable Charge ne soit pas inscrite ou publiee ou que l'Emprunteur n'en ait pas recu avis conformement a la loi ou, si avis en a ete ainsi donne ou si telle Charge est inscrite ou publiee, pourvu que la validite de semblable Charge soit contestee diligemment et de bonne foi par l'Emprunteur ou en son nom et que les Preteurs aient recu la surete qu'ils ont pu demander pour garantir que cette contestation n'entrainera la confiscation d'aucune partie des biens de l'Emprunteur;
les restrictions, droits de passage, servitudes ou autres droits fonciers similaires (y compris, sans restreindre la portee de ce qui precede, les droits de passage et servitudes pour chemins de fer, egouts, canalisations, pipelines pour le gaz et l'huile, conduite de gaz et d'eau, conduits, poteaux, fils et cables d'electricite et de telephone ou de telegraphe ou de cables pour la television) accordes a d'autres personnes ou reserves en faveur de celles-ci qui, dans l'ensemble, n'entravent pas de facon importante l'utilisation, dans le cadre des activites de l'Emprunteur, du bien vise;
le droit reserve ou confere a toute municipalite ou autre organisme gouvernemental ou public aux termes de tout bail, licence, franchise, octroi ou permis obtenu par l'Emprunteur ou tout droit resultant d'une disposition statutaire, de mettre fin a ce bail, licence, franchise, octroi ou permis, ou d'exiger des paiement annuels ou autres comme condition a son maintien;
les restrictions, limitations, conditions et dispositions, s'il en est, grevant un immeuble enoncees dans toute concession initiale de cet immeuble consenti par la Couronne, exception statutaire aux titres de propriete et reserve de droits miniers; les vices ou irregularites de titre qui sont mineurs et qui, dans l'ensemble, n'entraveront pas de facon importante l'utilisation du bien vise aux fins pour lesquelles il est detenu par l'Emprunteur;
les Charges consenties par l'Emprunteur sur ses creances et inventaires afin de garantir a Banque Royale du Canada les obligations de l'Emprunteur envers celle-ci a l'egard de lettres de credit emises par Banque Royale du Canada a la demande de l'Emprunteur en faveur de fournisseurs de cartilages de requins, pourvu cependant que le montant global de toutes ces lettres de credit en cours a toute date n'excede pas 920 000 $;
les suretes accordees aux Preteurs aux termes des presentes;
les droits resultant d'un bail publies au Registre des droits personnels et reels mobiliers (le "RDPRM") sous les numeros 00-0166114-0007 et 02-0410590-0001;
les droits de propriete du credit-bailleur publies au RDPRM sous les numeros 00-0297536-0009, 01-0429809-0009 et 02-0157173-0002;
la reserve de propriete publiee au RDPRM sous le numero
02-00700080-0001;
toute Charge expressement autorisee par ecrit de temps a autre par les Preteurs;
"Affectations Permises de Zentaris" designe, en ce qui concerne Zentaris, les Charges mentionnees ou auxquelles on fait reference a l'annexe " E ";
"Avoir des Actionnaires" designe, a toute date, determinee sur la base des etats financiers consolides de l'Emprunteur, l'avoir des actionnaires a cette date;
"Biens Hypotheques" a la signification qui lui est donnee au paragraphe 5.1;
"Cas de Manquement" a la signification qui lui est donnee au paragraphe 12.1;
"Charge" designe (i) tout droit de compensation ou de combinaison de comptes visant a assurer le paiement ou l'execution d'une obligation, (ii) tout interet dans un bien garantissant une obligation due a une personne autre que le proprietaire, ou une creance d'une personne autre que le proprietaire (ce qui, pour les fins des presentes, inclut tout possesseur aux termes d'une convention de reserve du titre de propriete et tout locataire aux termes d'un bail capitalise ou dans une transaction de cession-bail) y compris sous forme d'hypotheque, de gage, de privilege, de charge, de cession a titre de garantie, d'affectation en garantie, de surete, de contrat de vente a credit, de contrat de vente conditionnel, d'arrangement de depot, de fiducie reputee, de reserve de titre de propriete, de bail capitalise, d'arrangement d'escompte, de fiducie avec pleins recours pour des arrangements d'affacturage ou de titrisation, (iii) toute preference, priorite, contre-demande, ou tout prelevement, execution, saisie, confiscation, saisie-arret ou autre grevement de bien, et (iv) toute entente visant a octroyer l'un quelconque des droits ou interets ci-dessus;
"Compagnies" designe collectivement l'Emprunteur et Zentaris et "Compagnie" designe l'une ou l'autre d'entre elles;
"Convention de Souscription" designe la convention de souscription intervenue le 9 avril 2002 entre l'Emprunteur, SGF et Fonds, telle qu'elle peut etre amendee, modifiee ou mise a jour de temps a autre;
"Convention entre Preteurs" designe la convention entre preteurs intervenue a la Date de Signature entre SGF et Fonds, telle qu'elle peut etre amendee, modifiee ou mise a jour de temps a autre;
"CVMQ" designe la Commission des valeurs mobilieres du Quebec; "Date d'Echeance" designe le 31 mars 2006;
" Date de Conversion " designe la date a laquelle l'Emprunteur recoit un Formulaire de Conversion dument signe par un Preteur a l'egard de l'exercice par ce Preteur de la conversion de tout ou partie du Pret a Terme de ce Preteur et des interets alors courus et impayes sur celui-ci;
"Date de Signature" designe le 31 mars 2003;
"Decision de la CVMQ" signifie la decision numero 2001-C-0507 de la CVMQ datee du 13 novembre 2001;
"Defaut" designe l'un ou l'autre des cas mentionnes au paragraphe 12.1, dont la survenance ou la non-survenance, selon le cas, constitue un Cas de Manquement, ou qui, suite a l'ecoulement du temps ou la signification d'un avis, ou les deux a la fois, constituerait un Cas de Manquement;
"Dette" designe, a toute date, determinee sur la base des etats financiers consolides de l'Emprunteur, le total, a cette date, de la dette a long terme et de la portion a court terme de la dette a long terme de l'Emprunteur et de ses filiales a l'egard d'argent emprunte;
"Disposition" a la signification qui lui est donnee au sous-paragraphe 11.1.2;
"Documents des Preteurs" designe collectivement, la presente Convention, les Documents de Surete, la Convention entre Preteurs, l'engagement de Zentaris envisage au paragraphe 6.1.4 et tout autre document ou conventions accessoires a celles-ci; "Documents de Surete" designe collectivement tous les documents envisages ou auxquels reference est faite a l'ARTICLE 5;
"Effet Defavorable Important" signifie un effet defavorable important sur la situation financiere, l'activite, les affaires internes, les perspectives, l'avoir des actionnaires ou les resultats d'exploitation de l'une ou l'autre des Compagnies; "Emprunteur" designe Les Laboratoires Aeterna Inc., une societe dument constituee en vertu de la Loi canadienne sur les societes par actions et comprend tout successeur de celle-ci;
"Formulaire de Conversion" designe un formulaire substantiellement en la forme de celui ci-joint en annexe "F"; "Fonds" designe Fonds de Solidarite des Travailleurs du Quebec (F.T.Q.), une compagnie dument constituee en vertu de la Loi constituant le Fonds de Solidarite des Travailleurs du Quebec (F.T.Q.) et comprend tout successeur ou cessionnaire de celle-ci;
"la presente Convention", "cette Convention", "les presentes", et autres expressions semblables renvoient collectivement a la presente convention de credit et aux annexes qui l'accompagnent de meme qu'a tout document qui y est accessoire, le tout tel que modifie, amende ou mis a jour de temps a autre;
"Hypotheque a l'Achat" signifie (i) toute Charge creee, donnee, accordee ou assumee sur tout bien mobilier lors de l'achat de celui-ci ou dont l'achat fait l'objet d'une convention de reserve du titre de propriete ou dont la location fait l'objet soit d'un bail ou credit-bail, dans tous les cas a condition qu'une telle Charge soit exclusive au bien ainsi acquis, qu'elle soit creee, donnee, accordee ou assumee a peu pres en meme temps que l'acquisition ou la location d'un tel bien et qu'elle ne garantisse pas plus de 100 % du cout d'acquisition ou de location du bien ainsi acquis; et (ii) tout renouvellement, refinancement ou extension d'une Charge visee au paragraphe (i) ci-dessus consenti en garantie d'un montant en capital n'excedant pas le montant en capital non paye de l'endettement ainsi garanti immediatement avant ce renouvellement, refinancement ou extension;
Aux fins des presentes, le montant en tout temps de toute Hypotheque a l'Achat qui constitue un bail ou credit-bail tel qu'envisage ci-dessus, est, dans la mesure ou il est capitalise, le montant capitalise de celui-ci, a telle date, determine conformement aux principes comptables generalement reconnus au Canada, appliques de maniere uniforme;
"Jour Ouvrable" designe toute journee, a l'exclusion des samedis, dimanches et autres journees qui a Montreal (Canada) sont des jours feries ou une journee ou les etablissements bancaires sont autorises par la loi ou par proclamation locale a fermer;
"Loi de 1933" signifie la loi americaine intitulee Securities Act of 1933, dans sa version modifiee;
"Pret" designe, en ce qui concerne tout Preteur, en tout temps, le Pret a Terme de ce Preteur et toutes autres sommes en capital, interets, frais et debours et interets sur les arrieres d'interet, des frais et de debours, dans chaque cas, exigibles en vertu des presentes par ce Preteur et "Prets" renvoie collectivement aux Prets de tous les Preteurs;
"Pret a Terme" designe a toute date, en ce qui concerne tout Preteur, le montant en capital avance par ce Preteur a l'Emprunteur aux termes de la presente et encore en cours a cette date, et inclut tout interet capitalise conformement aux dispositions des paragraphes 3.6 et 3.7, et "Prets a Terme" designe collectivement les Prets a Terme de tous les Preteurs; "Preteurs" designe collectivement SGF et Fonds et comprend tout successeur et cessionnaire de celles-ci, et "Preteur" designe l'un ou l'autre d'entre eux;
"Prix de Conversion" designe le prix resultant de la multiplication de 1.25 par la moyenne ponderee du cours des Actions transigee a la Bourse de Toronto (TSX) pour les dix (10) jours de bourse precedant immediatement la Date de Signature, soit 5,05 $ par Action;
"Propriete Intellectuelle" signifie tous les droits dans les marques et noms de commerce, les brevets, les demandes de brevet, les decouvertes, les procedes, les dessins, notamment les dessins industriels, les inventions, les specifications, les logiciels, l'information technique, le savoir-faire, les technologies, les formules, les droits d'auteur, les banques de donnees, les donnees, les modeles, les patrons, les prototypes utilises ou en voie de developpement, les resultats et connaissances issus directement ou indirectement de la realisation de projets de recherche et developpement et qui ne sont pas du domaine public, y compris toutes les ameliorations ou modifications de l'un ou l'autre des droits qui precedent, les droits relies a leur enregistrement, a des demandes d'enregistrement ou a leur renouvellement, dans tous les territoires ou juridictions, les licences, les sous-licences, les concessions et tous les autres droits de propriete intellectuelle necessaires ou relies a l'exploitation d'une entreprise ou en decoulant;
"SGF" designe SGF Sante Inc., une compagnie dument constituee aux termes de la partie IA de la Loi sur les compagnies (Quebec), et comprend tout successeur ou cessionnaire de celle-ci;
"Zentaris" designe Zentaris GmbH, une personne morale constituee aux termes des lois de la Republique federale d'Allemagne et issue de la fusion de Blitz F02-570 GmbH et de Zentaris AG, et comprend tout successeur de celle-ci.


ANNEXE "B"
Propriete Intellectuelle


ANNEXE "C"
VIOLATION DE DROITS DE PROPRIETE INTELLECTUELLE
La societe europeenne Picsou SAH (du Luxembourg), qui utilise un logo presque identique a celui de la Societe, a depose une demande d'enregistrement d'une marque de commerce pour son logo. La Societe a depose en janvier 2002 une opposition a cette demande fondee sur l'emploi anterieur (et non sur un pre-enregistrement) et elle rassemble presentement la preuve de cet emploi anterieur.


ANNEXE "D"
NON-CONCURRENCE
Plusieurs contrats de distribution intervenus entre Atrium ou Unipex (ou l'une de ses filiales) et leurs fournisseurs contiennent un engagement d'exclusivite en faveur du fournisseur relativement au produit distribue par Atrium ou Unipex (ou l'une de ses filiales), selon le cas (generalement a l'effet qu'Atrium ou Unipex (ou l'une de ses filiales), selon le cas, ne peut distribuer le meme type de produit pour le compte d'un autre fournisseur concurrent) et conferent des droits de commercialisation pour des territoires definis dans ces contrats, ces engagements etant habituels dans leur industrie.


ANNEXE "E"
AFFECTATIONS PERMISES DE ZENTARIS

"Affectations Permises de Zentaris" a le meme sens que celui accorde a l'expression "Permitted Encumbrance" au document joint a cette annexe "E"



ANNEXE "F"
FORMULAIRE DE CONVERSION



English Translation of the Loan Agreement



CDN$25,000,000
LOAN AGREEMENT
between
LES LABORATOIRES AETERNA INC.
as Borrower
- and -
LE FONDS DE SOLIDARITE DES TRAVAILLEURS DU QUEBEC (F.T.Q.)
- and -
SGF Sante Inc.
as Lenders
Dated as of March 31, 2003


TABLE DES MATIERES
	  Page
ARTICLE 1	INTERPRETATION	1
1.1	Definitions	1
1.2	General Interpretation	1
1.3	Headings, etc	1
1.4	Accounting Principles	1
1.5	Governing Law	2
ARTICLE 2	TERM LOANS	2
2.1	Term Loans	2
2.2	Availability of Term Loans	2
2.3	Interest Rate	2
2.4	Calculation of Interest	2
2.5	Payment of Interest	2
2.6	Capitalization of Interest	2
2.7	Deemed Capitalization of Interest	2
2.8	Maturity of Term Loans	3
2.9	Voluntary Early Repayment	3
2.10	Payment on a Business Day and before 1:00 p.m.,
Montreal time	3
2.11	Payments	3
2.12	Proportionate Payments	3
ARTICLE 3	CONVERSION RIGHT	3
3.1	Conversion Right	3
3.2	Exercise of Conversion Right	4
3.3	Share Certificates	4
3.4	Date and Effect of Conversion	4
Table OF CONTENTs
(ctd.)

3.5	No Fractional Shares	4
3.6	Fees for Exercising Conversion Right	4
3.7	Adjustments	5
3.8	Adjustments in the Event of Merger or
Amalgamation	5
3.9	Undertaking	5
3.10	Notice to Regulatory Authorities having
Jurisdiction	6
ARTICLE 4	sECURITY	6
4.1	Security	6
4.2	Additional Security	6
4.3	Security on Patents Registered in the United
States	7
4.4	Publication of Security on Patents	7
ARTICLE 5	CONDITIONS PRECEDENT	7
ARTICLE 6	VARIOUS REPRESENTATIONS of the Borrower	9
6.1	Incorporation of the Companies	9
6.2	Document Authorization	9
6.3	Permits, Licences, etc	9
6.4	Compliance of the Agreement and of the Lenders'
Documents with Laws, etc	10
6.5	Compliance with Laws	10
6.6	Title to Property	10
6.7	Litigation	10
6.8	Taxes	10
6.9	Financial Statements of the Borrower	11
6.10	Government Authorization	11
6.11	Articles of Incorporation and Absence of Default	11
6.12	Shareholding of Zentaris	11
6.13	Holding of Rights to the Intellectual Property by
an Officer or Employee	11
6.14	Infringement of Intellectual Property Rights	11
6.15	Non-Competition	12
6.16	Insurance	12
6.17	Clinical Trials	12
6.18	Accuracy and Completeness of Information	12
6.19	Survival of Representations while Loans are
Outstanding	12
6.20	Survival of Representations after Conversion Date	12
ARTICLE 7	REPRESENTATION OF THE LENDERS	13
7.1	Solicitation	13
7.2	Hold Period	13
7.3	1933 Act	13
7.4	Distribution in the United States	13
ARTICLE 8	GENERAL COVENANTS	13
8.1	Preservation of Legal Personality and Obtaining
of Authorizations	13
8.2	Compliance of Operations with Applicable Laws	14
8.3	Payment of Taxes and Debts	14
8.4	Ratio of Indebtedness to Shareholders' Equity	14
8.5	Payment of Legal Fees and Other Expenses	14
8.6	Shares Traded on the Stock Exchange	15
8.7	Undertakings in Favour of the Fund	15


ARTICLE 9	INFORMATION COVENANTS	15
9.1	Annual Financial Statements and Information	15
9.2	Budgets, etc	16
9.3	Other Information	16
9.4	Notice of Litigation and Other Matters	16
ARTICLE 10	NEGATIVE COVENANTS	16
10.1	Covenants Respecting Zentaris	16
10.2	Covenants  Respecting the Borrower	18
ARTICLE 11	Events of Default and Realization	19
11.1	Event of Default	19
11.2	Remedies	20
11.3	Application of Payments	20
11.4	Notices	20
11.5	Dealings with the Borrower	20
ARTICLE 12	Miscellaneous	21
12.1	Notices	21
12.2	Rights and Recourses Cumulative	21
12.3	Assignments by the Borrower	21
12.4	Assignments by the Lenders	21
12.5	Counterparts	22
12.6	Severability	22
12.7	Indemnification	22
ARTICLE 13	FORMAL DATE	22
13.1	Formal Date	22


SCHEDULES
A
Definitions
B
Intellectual Property
C
Infringement of Intellectual Property Rights
D
Non-Competition
E
Permitted Encumbrances of Zentaris
F
Conversion Form



This LOAN AGREEMENT, entered into in Montreal, Province of Quebec, as of March 31, 2003
BETWEEN:
AETERNA Laboratories Inc., as Borrower
AND:
LE FONDS DE SOLIDARITE DES TRAVAILLEURS DU
QUEBEC (F.T.Q.), as Lender
AND:
SGF Sante inc., as Lender
WITNESSETH THAT:
WHEREAS the Borrower wishes to borrow an amount of CDN$25,000,000 from the Lenders and the Lenders are prepared to lend such monies to the Borrower upon the terms and subject to the conditions herein contained;
NOW THEREFORE, in consideration of the covenants in this Agreement and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:
ARTICLE 2

INTERPRETATION
2.1	Definitions.  The capitalized words and expressions,
wherever used in this Agreement or its Schedules or in any agreement ancillary hereto, unless the subject or context is inconsistent therewith, shall have the meaning ascribed to them in Schedule "A".
2.2	General Interpretation.  Unless the subject or context is
inconsistent therewith, words importing the use of the singular include the plural and vice versa and words importing the use of any gender include all genders, and all amounts are expressed in the lawful money of Canada.
2.3	Headings, etc.  The division of this Agreement into
Articles, sections and sub-sections and the insertion of
headings are for ease of reference only and shall not affect the meaning or interpretation of this Agreement.
2.4	Accounting Principles.  Unless the Lenders otherwise
expressly agree, all computations to be made in accordance herewith and all financial statements referred to herein shall be made in accordance with generally accepted accounting principles in Canada, consistently applied.
2.5	Governing Law.  This Agreement and the interpretation and
enforcement thereof shall be governed by the Laws of the Province of Quebec and the Laws of Canada applicable therein.
ARTICLE 3

TERM LOANS
3.1	Term Loans.  Each Lender, for itself and not jointly or
severally, agrees, according to the terms and subject to the conditions of this Agreement, to make available to the Borrower an amount of CDN$12,500,000 as being the capital amount of the
Term Loan of each such Lender. Accordingly, the total capital amount of the Term Loans is CDN$25,000,000.
3.2	Availability of Term Loans.  Subject to compliance with the
provisions of Article 5 of this Agreement, the Borrower shall draw the total amount of the Term Loans on the Closing Date.
3.3	Interest Rate.  The Term Loans shall bear interest at a
rate of 12% per annum.
3.4	Calculation of Interest.  Interest shall be calculated
based on a 365-day year or, as the case may be, a 366-day year, in days actually elapsed and, for one day, equals 12% divided by 365 or 366, depending on the relevant year, multiplied by the balance of the Term Loans for that day.
3.5	Payment of Interest.  Accrued interest shall be payable on
each anniversary of the Closing Date.  Unpaid interest which is not capitalized in accordance with the provisions of
sections 3.6 and 3.7 shall bear interest at the rate applicable to the capital amount, calculated daily and compounded monthly, and shall be payable, on demand by the Lenders.
3.6	Capitalization of Interest.  With respect to each interest
payment which becomes payable on the first and second
anniversary of the Closing Date, the Borrower shall have the right to require that the amount of interest then due be capitalized. The Borrower shall exercise such right by notifying the Lenders in writing no later than the thirtieth
(30th) day following the date on which such amount of interest became payable. Interest shall be deemed to be capitalized as of the date on which it became payable and, accordingly, the interest due to a Lender and thereby capitalized shall be deemed to form an integral part of the Term Loan of such Lender as of the date on which such interest became payable.
3.7	Deemed Capitalization of Interest.  In the event that, on
the 30th day following the first or second anniversary of the Closing Date, the Borrower has not made the payment of the interest which is payable on such anniversary date and has not asked that it be capitalized in accordance with section 3.6, provided that no Default or Event of Default has occurred or is continuing, such interest shall be deemed capitalized as of the date on which it became payable. As a result, the interest due to a Lender which is thereby capitalized shall be deemed to form part of the Term Loan of such Lender as of the date on which such interest became payable.
3.8	Maturity of Term Loans.  Subject to the exercise by the
Lenders of their conversion right pursuant to Article 3, the Borrower shall repay the Term Loans in a single payment payable on the Maturity Date.  Concurrently with such payment, the
Borrower shall also pay any accrued and unpaid interest as of such date as well as any other sum due pursuant to the Loans.
3.9	Voluntary Early Repayment.  The Borrower shall not have the
right to repay all or part of the Term Loans in advance.
3.10	Payment on a Business Day and before 1:00 p.m., Montreal
time.  Every time a payment or reimbursement is due on a day which is not a Business Day, it shall be made on the following Business Day. In addition, any sum received after 1:00 p.m., Montreal time, on a Business Day will be applied on the Business Day following the appropriate payment or reimbursement which was to have been made that day.  Until it is so applied, interest shall continue to run in the manner contemplated by this
Agreement on the amount of such payment or reimbursement.
3.11	Payments.  All payments or reimbursements of capital and
interest on the Term Loans and of costs, fees and other sums payable or becoming payable hereunder from the Borrower shall be made by it through payments made to the Lenders at their respective address indicated under their signature hereof or at any other address which a Lender may indicate to the parties hereto from time to time in writing at least two (2) Business
Days preceding the date the payment or reimbursement is payable.
3.12	Proportionate Payments.  All payments or reimbursements
made by the Borrower to the Lenders hereunder shall be made pro rata between the Lenders.
ARTICLE 4

CONVERSION RIGHT
4.1	Conversion Right.  Each Lender may, at any time and from
time to time, at its option, convert all or part of its Term
Loan and any accrued and unpaid interest thereon into fully paid Shares at a conversion rate determined by dividing the portion of the Term Loan of such Lender and the accrued and unpaid
interest thereon to be converted by the Conversion Price.
4.2	Exercise of Conversion Right.  The conversion right
contemplated by section 4.1 shall be exercised by the Lender giving the Borrower, with a copy to the other Lender, a
Conversion Form, duly signed and completed by the Lender and indicating the portion of its Term Loan and the interest then accrued and unpaid thereon which it intends to convert. The delivery by a Lender of the duly signed and completed Conversion Form shall be deemed to constitute a contract between such
Lender and the Borrower pursuant to which (i) such Lender subscribes for the number of Shares it is entitled to receive pursuant to the exercise of its conversion right, (ii) such
Lender releases the Borrower from all responsibility with
respect to the portion of the Term Loan and the accrued and
unpaid interest thereon thus converted, and (iii) the Borrower agrees that the reduction up to the portion of the Term Loan and the accrued and unpaid interest thereon thus converted shall constitute full payment of the subscription price for the Shares to be issued to or to the order of such Lender pursuant to the exercise of such conversion right.
4.3	Share Certificates.  As soon as possible after the
Conversion Date but no later than three (3) Business Days after the Conversion Date, the Borrower shall issue and deliver or cause to be issued and delivered to the Lender which issued the relevant Conversion Form, or to its written order, one or more certificates registered in the name of the Lender or of the persons indicated in the Conversion Form, and such
certificate(s) shall represent the number of Shares issued
pursuant to the exercise by such Lender of the conversion right, and the Borrower shall attach to such delivery any amount which may be payable upon the conversion under sections 4.5 and 4.6.
4.4	Date and Effect of Conversion.  The conversion into Shares
shall be deemed to have been made on the Conversion Date and, as of such time, (i) the Term Loan of such Lender shall be reduced by an amount in capital for which such Lender has requested a conversion, (ii) the accrued and unpaid interest with respect to the Term Loan of such Lender shall be reduced by the amount thereof for which such Lender has requested conversion, and
(iii) the person or persons on whose behalf one or more certificates representing the Shares are to be registered and delivered following the conversion shall be, or shall be deemed to be, the registered holder(s) of the Shares represented by the certificate(s).
4.5	No Fractional Shares.  Notwithstanding any other provision
hereof, the Borrower shall not issue any fractional Share upon the conversion of all or part of the Term Loan of a Lender and of the accrued and unpaid interest thereon, but, in lieu of each such fractional Share, it shall make a cash payment in favour of such Lender.
4.6	Fees for Exercising Conversion Right.  The Borrower shall
bear all reasonable fees incurred by a Lender related to the issue of Shares resulting from its exercise of the conversion right contemplated by this Article 3.
4.7	Adjustments.  In the event that, at any time before the
exercise by a Lender of its conversion right under this Article, there is:
4.7.1	a change in the capital stock of the Borrower
through a stock split of the outstanding Shares, a
change of the outstanding Shares into shares of any
other class of shares in the capital stock of the
Borrower, or a consolidation of the outstanding Shares
into a lesser number;
4.7.2	a declaration by the Borrower of a dividend,
other than a dividend declared in the normal course of
business of the Borrower, on the Shares of the Borrower
payable in Shares or securities convertible into Shares;
4.7.3	a merger, amalgamation, consolidation or other
corporate reorganization or sale of all or a substantial
part of the assets of the Borrower;
4.7.4	any other change involving the shares of any
class, including the Shares of the Borrower then
outstanding, which may affect and change the features of
the Shares of the Borrower in a material way;
(the operations listed in sections 4.7.1 to 4.7.4, except for merger and amalgamation, being collectively referred to as the "Operation"), each Lender shall have the right to convert its
Term Loan and the interest then accrued and unpaid thereon into shares, securities, cash or other similar assets of the same nature and for the same amounts as if the Lender had exercised its conversion right before the Operation and, where applicable, the Conversion Price shall be adjusted accordingly.
4.8	Adjustments in the Event of Merger or Amalgamation.  In the
event the Borrower merges or amalgamates with another legal
person before the exercise by a Lender of its conversion right under this Article, any conversion hereunder shall be a conversion into a number of shares of the legal person resulting from the merger, or amalgamation required to retain an equivalent equity and voting percentage, keeping the same proportions, i.e. in relative and not absolute terms, after making the necessary adjustments under section 4.7. The merger or amalgamation shall be carried out according to the terms
hereof. In addition, the provisions of this section shall not limit the provisions of sub-section 11.1.1.
4.9	Undertaking.  The Borrower shall not, by amending its
articles of incorporation or any other operation involving a reorganization, capital restructuring, transfer of assets, consolidation, merger, amalgamation, dissolution, issue or sale of securities or any other voluntary step, avoid or attempt to avoid compliance with the conditions it is required to meet pursuant to sections 4.7 and 4.8, but shall provide its assistance in good faith to ensure the performance of all the provisions of sections 4.7 and 4.8 and to take all reasonable steps which may be necessary or appropriate to protect the
rights of the Lenders.
4.10	Notice to Regulatory Authorities having Jurisdiction.  The
Borrower shall obtain the approval of the Toronto Stock Exchange as provided in sub-section 6.1.6 and send, no later than 10 days after the Closing Date, the notice prescribed by the Securities
Act (Quebec), with the applicable fees so that the Shares issued following conversion of the Term Loans and the interest then accrued and unpaid thereon, where applicable, shall be freely tradable within 4 months of the Closing Date.
ARTICLE 5

SECURITY
5.1	Security.  As general security for the payment of the Loans
and the performance of all the obligations of the Borrower under this Agreement, the Borrower undertakes to grant first-ranking Liens on all its movable assets, present and future, including all patents, trade-marks and other Intellectual Property rights of the Borrower and all the shares held by the Borrower in Zentaris, but excluding the present and future equipment of the Borrower and the shares currently or subsequently held by the Borrower in Atrium Biotechnologies inc. (collectively, the "Hypothecated Property"). The Liens granted in favour of the Lenders shall rank equally. No later than the Closing Date, the Borrower agrees to:
5.1.1	execute and deliver in favour of each Lender a
deed of hypothec pursuant to which the Borrower
hypothecates the Hypothecated Property for an amount of
CDN$15,000,000;
5.1.2	execute and deliver a pledge agreement governed
by the laws of the Federal Republic of Germany pursuant
to which the Borrower shall grant in favour of each of
the Lenders a Lien on the shares it holds in Zentaris;
and
5.1.3	deliver to the Lenders endorsements under the
insurance policies of the Borrower under which the
Lenders are named as additional insureds and, where
applicable, beneficiaries, accompanied by a satisfactory
hypothecary clause.
5.2	Additional Security.  At any time, the Lenders, acting
reasonably, may indicate to the Borrower that they have
determined that, following changes which have occurred since the Closing Date and in order to allow them to fully benefit from the security which the Borrower has agreed to grant them on the Hypothecated Property, (i) that they wish Liens to be granted on the Intellectual Property of the Borrower in Europe or (ii) that it would be appropriate or desirable that the Borrower provide or enter into supplemental Security Documents.
Within ten (10) business days following receipt of such a
notice, the Borrower shall provide or enter into the
supplemental Security Documents contemplated by the said notice and shall provide all legal opinions relating thereto which the Lenders may reasonably request. Such supplemental Security Documents and legal opinions shall be in form and substance satisfactory to the Lenders, acting reasonably.
5.3	Security on Patents Registered in the United States.  The
Borrower undertakes to execute and deliver in favour of each of the Lenders, within thirty (30) days of the Closing Date, a securities agreement governed by the laws of New York pursuant to which the Borrower grants in favour of each of the Lenders a Lien on the patents it has published with the United States
Patent and Trademark Office or on any patent application it has filed with the United States Patent and Trademark Office.
5.4	Publication of Security on Patents.  The Borrower agrees to
ensure that, as soon as possible after the Closing Date, each of the hypothecary deeds mentioned in sub-section 5.1.1 is published in the Canadian Patent Office and that each of the security agreements contemplated by section 5.3 is published in the United States Patent and Trademark Office. With respect to any patent registered or patent application filed with the Canadian Patent Office or the United States Patent and Trademark Office after the Closing Date, the Borrower agrees to ensure that the Liens granted to the Lenders on any such patent or any such application is published in the Canadian Patent Office or the United States Patent and Trademark Office, as the case may be, concurrently with the filing of such application and registration of such patent or forthwith after its registration.
ARTICLE 6

CONDITIONS PRECEDENT
The Term Loans shall not be disbursed by the Lenders until the following conditions precedent have been fulfilled to the satisfaction of the Lenders:
6.1.1	the Borrower has delivered to the Lenders a
certified extract of the resolutions of the board of
directors of each of the Companies authorizing the transactions contemplated herein and in the other
Lenders' Documents;
6.1.2	the Borrower has delivered to the Lenders a
certificate setting out the name, position and original signature of the officers of the Companies which will sign (provided they are parties thereto) this Agreement
and the other Lenders' Documents on their behalf;
6.1.3	the Security Documents contemplated by
section 5.1 hereof have been duly executed and delivered
to the Lenders;
6.1.4	the Borrower has delivered to the Lenders an
undertaking of Zentaris signed by duly authorized
representatives thereof;
6.1.5	the Liens granted pursuant to the Security
Documents contemplated by section 5.1 hereof were duly registered in the register of personal and movable real rights, without any opposing entry except for the
Permitted Encumbrances;
6.1.6	the Toronto Stock Exchange has approved the
transactions provided for herein, including in
particular the conversion terms provided for herein and
the listing for trading on the Toronto Stock Exchange of
the Shares to be issued to the Lenders following the conversion of the Term Loans and the accrued and unpaid interest thereon in accordance herewith;
6.1.7	The Royal Bank of Canada has consented to the
Borrower granting a Lien on its receivables and
inventory in favour of the Lenders;
6.1.8	Asta Medica GmbH has granted a release of the
Liens which were granted to it on the shares of
Zentaris;
6.1.9	the Lenders have received the satisfactory legal
opinion of Ogilvy Renault, legal counsel to the
Borrower, addressed to the Lenders covering such matters pertaining to the transactions contemplated hereby as the Lenders may reasonably request.  Such legal counsel
shall, among other things, issue a satisfactory opinion
(i) respecting the legality, validity and enforceability
of this Agreement and the other Lenders' Documents to
which the Borrower is a party and which are governed by
the laws of Quebec, (ii) respecting the validity and enforceability of the Liens granted pursuant to the hypothec contemplated by sub-section 5.1.1, and (iii) to
the effect that the applicable securities requirements
have been met and that the Shares to be issued further
to the conversion of the Term Loans and the accrued and
unpaid interest thereon will be freely tradable after a 4-month period from the Closing Date;
6.1.10	the Lenders have received the satisfactory legal
opinion of Norton Rose, special legal counsel to the
Lenders for Germany, addressed to the Lenders covering
such matters pertaining to the transactions contemplated hereby as the Lenders may reasonably request;
6.1.11	the Lenders have received the satisfactory legal
opinion of Arnold & Porter, special legal counsel to the Borrower for the United States of America, addressed to the Lenders covering such matters pertaining to the transactions contemplated hereby as the Lenders may reasonably request;
6.1.12	the Lenders have received a recent search report
setting out the Liens registered against the movable
property of the Borrower, which report shall be attached
to the legal opinion of Ogilvy Renault mentioned in sub-
section 6.1.9 and shall not mention Liens other than the Permitted Encumbrances of the Borrower;
6.1.13	the Lenders have received payment of the
commitment fee, namely CDN$125,000, before tax, for SGF
and CDN$115,042, before tax, for the Fund, and all other transaction fees reasonably incurred as of such date, in accordance with the provisions of section 9.5;
6.1.14	the Lenders have received a certificate
respecting certain questions of fact, duly signed by two
(2) officers of the Borrower stating, among other
things, that the initial investment of the Fund in the
amount of $25,000,000 subscribed in the capital stock of
the Borrower on April 9, 2002 will lead to economic
benefits in Quebec in an amount at least equivalent
thereto;
6.1.15	the Lenders are satisfied that no Default or
Event of Default has occurred or is continuing.
ARTICLE 7

VARIOUS REPRESENTATIONS of the Borrower
The Borrower represents and warrants that, as of the Closing
Date:
7.1	Incorporation of the Companies.  Each of the Companies is
duly incorporated, validly existing and in good standing under the laws of all jurisdictions in which it carries on business.
Each of the Companies has the power and capacity to own its property and to carry on its business.
7.2	Document Authorization.  The Borrower has the power and has
taken all necessary legal action to authorize it to borrow under the terms hereof and to execute, deliver and perform, where applicable, this Agreement and the Security Documents, in accordance with the terms thereof and to consummate the transactions respectively contemplated thereby. Zentaris has the power and has taken all necessary legal action to authorize it to execute, deliver and perform the Lenders' Documents to which it is a party in accordance with the terms thereof. The Lenders' Documents have been duly executed and delivered by duly authorized officers of the Companies which are parties thereto and the Lenders' Documents constitute legal, valid and binding obligations of the Companies which are parties thereto enforceable in accordance with their terms, subject, as to enforcement of remedies, to any applicable bankruptcy, insolvency, arrangement with creditors, reorganization, prescription or other similar legislation affecting the enforcement of creditors' rights generally and subject to the limitation that the availability of the remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding herefore may be brought.
7.3	Permits, Licences, etc.  Each of the Companies holds all
the permits, licences and similar authorizations required to carry on business in each jurisdiction in which it operates.
All such permits, licences and other authorizations are in good standing and none of the Companies is in default with respect to the filings required to be made or the conditions which are required to be fulfilled in order to keep the permits, licences and other authorizations in question in good standing, to the extent that such a default could have a Material Adverse Effect.
7.4	Compliance of the Agreement and of the Lenders' Documents
with Laws, etc. The execution, delivery and performance by the Companies of the Lenders' Documents and the consummation of the transactions contemplated hereby (i) do not infringe any applicable law, (ii) do not conflict with, result in a breach of, or constitute a default under the incorporating documents or by-laws of the Companies, (iii) do not conflict with any provision or condition and do not require any consent (other than that of the Royal Bank of Canada, which has been obtained) under any deed, agreement or instrument to which they are parties or by which they or any of their property may be bound, and (iv) result in or require the creation or imposition of any Lien (other than a Permitted Encumbrance) upon any property now held or hereafter acquired by the Companies, other than, in the case of sub-sections (i) and (iii) above, breaches, infringements, contradictions, conflicts or defaults which, individually or collectively, have not or could not have a
Material Adverse Effect.
7.5	Compliance with Laws.  To the best of the Borrower's
knowledge, each Company is in good standing under the laws applicable to it unless the failure to be in good standing does not or could not have a Material Adverse Effect.
7.6	Title to Property.  Each of the Companies has a good and
marketable title to all of its property and assets which are set out in its financial statements as being part of its assets, including, without limitation, the Intellectual Property set forth in Schedule "B" (subject to section 7.14), free of any
Lien save Permitted Encumbrances. Schedule "B" contains an exhaustive list of the Intellectual Property held by the
Companies on the Closing Date.
7.7	Litigation.  There is no notice of infraction, action, suit
or judicial proceeding pending against (nor, to the best of the Borrower's knowledge, any notice of infraction, action, suit or judicial proceeding threatened against or in any other manner relating to) the Companies or any of them or any of their property, currently in any court or before any arbitrator of any kind or before or by any governmental authority which, if adversely determined, could, singly or in the aggregate, (i)
result in a Material Adverse Effect, (ii) result in the invalidation of a patent or a right granted under a licence, or
(iii) invalidate, render unenforceable or decrease the value of a Lien granted pursuant to the Security Documents.
7.8	Taxes.  Save with respect to exceptions which are not
material for the Company, all federal, provincial and other tax returns of the Companies required by law to be filed as well as all tax returns required by any jurisdiction in which any of the Companies operates have been duly filed, and all taxes, assessments and other charges levied by the various governments (federal, provincial and otherwise) on the Companies and their property, income, earnings and assets which are payable, have been paid, except any such payment which a Company contests in good faith in accordance with the appropriate procedure and for which appropriate reserves have been made in the books of the Companies according to generally accepted accounting principles and with respect to which no foreclosure, seizure, attachment, sale or similar proceedings shall have been commenced.
7.9	Financial Statements of the Borrower.  The Borrower has
provided to the Lenders a copy of the audited financial
statements of the Borrower as at December 31, 2002 which include the balance sheet as of such date and the statements of operating results, shareholders' equity and changes in the financial situation for the period covered by such financial statements, and such financial statements present fairly, in accordance with generally accepted accounting principles, applied consistently, the financial situation of the Borrower. Since December 31, 2002, no change has occurred which could have a Material Adverse Effect.
7.10	Government Authorization.  No Company is required to obtain
the consent, approval, authorization, permit or licence, or file or register or publish with any federal, provincial or local regulatory authority, or with any regulatory authority having jurisdiction in any place in which it carries on business respecting the execution, delivery and performance, in accordance with its conditions, of the Lenders' Documents to which it is a party, except the consents of the Toronto Stock Exchange (from which conditional consent has been obtained), the filing of the notice with the Nasdaq National Market respecting the Term Loans (which has been done), the filing with the CVMQ of the distribution notice respecting the Term Loans and the payment of the filing fees relating thereto required under securities legislation in Quebec, the filing with the CVMQ of the certificate set forth in the CVMQ Decision and the
publication of the Liens set up pursuant to the Security
Documents.
7.11	Articles of Incorporation and Absence of Default.  Each of
the Companies complies with all the provisions of its articles of incorporation, by-laws and special by-laws and no Default or Event of Default has occurred or is continuing.
7.12	Shareholding of Zentaris.  The Borrower is the sole
shareholder of Zentaris by good and valid title, free of any
Lien (other than a Permitted Encumbrance of the Borrower) and no option or other right convertible into shares of Zentaris has been granted to a person other than the Borrower.
7.13	Holding of Rights to the Intellectual Property by an
Officer or Employee. No officer, employee, consultant or other supplier of services of the Companies holds any rights in the Intellectual Property thereof and, where applicable, each of them has signed an assignment or waiver of his or its rights in favour of the Companies.
7.14	Infringement of Intellectual Property Rights.  To the best
of the Borrower's knowledge, the operation of the business of the Companies and their Intellectual Property do not infringe any Intellectual Property owned by a third party and the
Borrower has no knowledge of any infringement by a third party of its Intellectual Property or that of Zentaris. The Borrower confirms that neither it nor Zentaris is the object of legal proceedings in connection with the infringement of any
Intellectual Property right belonging to a third party and that neither of them has received any mise en demeure or other form of communication to the effect that it is infringing the Intellectual Property rights of a third party, except as indicated in Schedule "C".
7.15	Non-Competition.  None of the Companies is a party to or
bound by a non-competition agreement or other undertaking or agreement including an undertaking limiting the possibility for it to compete in any area or territory whatsoever or which significantly limits its activities or field of operations, except as indicated in Schedule "D".
7.16	Insurance.  Each of the Companies maintains insurance
issued by recognized insurers covering its property, civil liability and business, including liability insurance for its directors. Each such policy covers reasonable risks for amounts which a prudent administrator in a similar business would carry and each such policy is in effect. None of the Companies is in default under the terms and conditions of such policies or has failed to give notice or make a claim under any of its policies in a timely manner; there has been no claim under the insurance policies since December 31, 2002.
7.17	Clinical Trials.  Each of the clinical trial contracts
signed by the Borrower with investigation / clinical trial sites includes an undertaking on the part of the other party to obtain the approvals which are necessary to conduct the clinical trial.
7.18	Accuracy and Completeness of Information.  All information,
reports and other documents and data (other than the budgets and other pro forma reports) provided to the Lenders by or on behalf of the Borrower were, at the time they were so provided,
complete and accurate in all material respects to the extent necessary to give the Lenders true and accurate knowledge of the subject matter.
7.19	Survival of Representations while Loans are Outstanding.
All the various representations and warranties given under this Agreement are deemed to have been made, and to be true and accurate, as of the Closing Date and shall survive as long as the Loans are outstanding and remain unpaid.
7.20	Survival of Representations after Conversion Date.  With
respect to each Conversion Date, the representations and warranties of the Borrower made herein (it being understood that they will not be updated on every Conversion Date) shall survive with respect to the amount of the Term Loans and the accrued and unpaid interest thereon converted on such Conversion Date, notwithstanding any due diligence carried out before or after such date, for a two (2) year period from such Conversion Date, except (i) in the case of fraud, in which case they will survive indefinitely, (ii) the representations and warranties provided for in sections 7.1 and 7.2, which will survive indefinitely, and (iii) the representations and warranties provided for in section 7.8, which will survive until the expiry of prescription under applicable legislation.
ARTICLE 8

REPRESENTATION OF THE LENDERS
Each of the Lenders represents and warrants that:
8.1	Solicitation.  Each of the Lenders acknowledges that its
Loan is not the result of a general solicitation or advertising, including announcements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast on the radio or television or at a seminar or meeting to which participants were invited through general solicitation or advertising.
8.2	Hold Period.  Each of the Lenders acknowledges that the
resale of the Shares obtained from the conversion of all or part of its Term Loan and the accrued and unpaid interest thereon shall be subject to a mandatory hold period imposed by the
regulatory authorities.
8.3	1933 Act.  Each of the Lenders acknowledges that (i) on the
Closing Date, the Loans are not registered under the 1933 Act and (ii) they will not be registered under the 1933 Act.
8.4	Distribution in the United States.  Each Lender (i) is not
a person from or located in the United States; (ii) is not granting its Term Loan hereunder on behalf or for the benefit of a person of the United States; and (iii) is not an underwriter, broker or other person who will participate, by contractual undertaking, in the distribution of the securities offered hereunder.
ARTICLE 9

GENERAL COVENANTS
As long as the Loans are outstanding and remain unpaid and
unless the Lenders shall otherwise consent in writing, the
Borrower agrees to do or cause to be done the following:
9.1	Preservation of Legal Personality and Obtaining of
Authorizations.  Each of the Companies shall preserve and
maintain its legal personality and all rights, authorizations, permits and licences necessary for the normal course of its business and all consents of all civil servants, organizations or intermediaries of any federal, provincial or local government authorities or of any political bodies thereof required in the normal course of its business and make itself and remain eligible and authorized to carry on business in every
jurisdiction in which the nature of its property or its business require that it make itself or remain eligible or obtain such authorization and in which the failure to make itself thereby eligible would, alone or as a whole, have a Material Adverse Effect.
9.2	Compliance of Operations with Applicable Laws.  Except as
otherwise indicated herein, each of the Companies shall ensure that proper and lawful records and books of account are kept and make true and faithful entries of all dealings and transactions in relation to its business, all in accordance with generally accepted accounting principles applied on a consistent basis.
9.3	Payment of Taxes and Debts.  Each of the Companies shall
pay and discharge all taxes, assessments or other governmental charges or levies imposed upon it or upon its earnings or income and upon any property belonging to it prior to the date on which penalties attach thereto; however, no such taxes, assessments or charges need be paid if they are being contested in good faith by appropriate proceedings and for which appropriate reserves shall have been set aside on the appropriate books, in
accordance with generally accepted accounting principles applied on a consistent basis, but only so long as foreclosure, seizure, attachment or similar proceedings have not been commenced.
9.4	Ratio of Indebtedness to Shareholders' Equity.  The
Borrower agrees to maintain at all times an Indebtedness to Shareholders' Equity ratio of 1 to 1, determined based on the consolidated financial statements of the Borrower as published by SEDAR from time to time.
9.5	Payment of Legal Fees and Other Expenses.  The Borrower
shall pay upon demand all reasonable legal, notarial, consulting and professional fees and disbursements incurred from time to time by any of the Lenders in connection with:
9.5.1	the negotiation, preparation and delivery of this
Agreement, the other Lenders' Documents as well as any
ancillary document thereto and their publication,
registration or filing with any regulatory authority;
9.5.2	any advice sought by the Lenders or any one
thereof on the interpretation of this Agreement, any of
the other Lenders' Documents, the amendment or waiver of
rights under this Agreement or the other Lenders'
Documents and, in all cases, in anticipation of or for
the purpose of determining whether or not the Lenders
shall or may exercise any or all of their rights and
recourses under this Agreement;
9.5.3	the collection of any moneys due hereunder,
including the exercise of hypothecary recourses; and
9.5.4	the due diligence required before carrying out
the transactions contemplated by this Agreement and the
other Lenders' Documents;
provided, however, that the obligations of the Borrower under sub-sections 9.5.1 and 9.5.4 as they relate to the legal fees of Fasten Martineau DuMoulin LLP, legal counsel to the Lenders and Norton Rose, special legal counsel to the Lenders for the
Federal Republic of Germany, shall be paid on demand, provided it is accompanied by a copy of the statement of account issued by the latter for the professional services rendered.
9.6	Shares Traded on the Stock Exchange.  The Borrower agrees
to use its best efforts to ensure that the Shares remain listed on the Toronto Stock Exchange and on the Nasdaq National Market
and that it retains its status as reporting issuer (or the equivalent) in good standing pursuant to securities legislation applicable to the jurisdictions in Canada and the United States of America.
9.7	Undertakings in Favour of the Fund.  The Borrower agrees in
favour of the Fund to do the following:
9.7.1	contribute, as of the Closing Date, with and at
the same time as its employees residing in Quebec, to
the acquisition of shares of the Fund, at a rate of one
dollar for every dollar invested by an employee, up to
$250 per employee, per year;
9.7.2	set up a payroll payment plan to allow employees
to purchase shares of the Fund through direct deductions
every pay period;
9.7.3	set up a tax relief mechanism for contributions
to the Fund, both provincially and federally; and
9.7.4	contribute, as of the Closing Date, to the
Fondation de la formation economique du Fonds de solidarite des travailleurs du Quebec (F.T.Q.) at a rate of $40 (plus tax) per employee residing in Quebec, annually. Such amount shall be payable within thirty
(30) days of the end of each fiscal year.
ARTICLE 10

INFORMATION COVENANTS
As long as the Loans are outstanding and remain unpaid and
unless the Lenders shall otherwise consent in writing, the Borrower agrees that it will provide or cause to be provided to each of the Lenders:
10.1	Annual Financial Statements and Information.  Within
140 days of the end of each fiscal year of the Companies, the balance sheet of each of the Companies as of the end of such fiscal year and the statement of operating results, statement of shareholders' equity and statement of changes in the financial situation for the fiscal year, giving in comparative form in each case, where applicable, figures as of the end of the
previous fiscal year, the whole accompanied by a report of an independent firm of chartered accountants, the scope and substance of whose opinion shall be reasonably satisfactory to the Lenders;
10.2	Budgets, etc.  Within 10 days of its approval by the board
of directors of the Borrower, its budget for the coming fiscal year with all supporting documents and information (including, without limitation, the assumptions on which such budget is based).
10.3	Other Information.  From time to time and promptly upon
each request, the data, certificates, reports, statements, documents or further information regarding its business, assets, liabilities, financial position or results of operations of the Companies as any Lender may reasonably request.
10.4	Notice of Litigation and Other Matters.  Prompt notice of
the following events after the Borrower becomes aware thereof (which notice shall in any event be given within 10 Business
Days after the Borrower has become aware thereof):
10.4.1	any notice, letter or other document informing a
Company that it is in breach of any regulation, policy,
law, decree, order, judgement, administrative policy,
guideline, code, standard, rule, authorization,
certificate, licence, permit or other rule applicable
thereto, which breach may have a Material Adverse
Effect;
10.4.2	a copy of any institution or contestation of any
material legal proceeding to which a Company is a party;
10.4.3	any notice, letter or other document informing a
Company of the occurrence of a material default under
contracts to which it is a party; and
10.4.4	any material change relating to the business,
assets, liabilities, financial situation, operating results or business prospects of the Borrower other than changes which would not result in a Material Adverse
Effect.
ARTICLE 11

NEGATIVE COVENANTS
11.1	Covenants Respecting Zentaris.  So long as the Loans are
outstanding and remain unpaid and unless the Lenders shall
otherwise consent in writing, the Borrower agrees to cause
Zentaris to not do the following:
11.1.1	Liquidation, Dissolution, Merger, etc.  Liquidate
or dissolve its affairs or enter into any transaction of
amalgamation, merger or consolidation, or agree to do
any of the foregoing, at any future time, it being
understood that Zentaris may enter into any transaction
of amalgamation, merger or consolidation provided that
the company resulting from the amalgamation, merger or
consolidation remains bound by the covenants and
obligations of Zentaris pursuant to the Lenders'
Documents to which it is a party and that the value of
the Liens granted to the Lenders pursuant to the
Lenders' Documents is not thereby reduced as a result of
such amalgamation, merger or consolidation and more
specifically, without limitation, that the Liens granted
on the shares of Zentaris shall charge all the issued
and outstanding shares of the company resulting from
such amalgamation, merger or consolidation and that such
Liens will also be first-ranking (subject to the
Permitted Encumbrances of Zentaris);
11.1.2	Sale.  Sell, alienate, assign, lease or otherwise
dispose (a "Disposition") of all or part of its property
or assets, which it currently owns or will own or
acquire in the future, or grant any licence for the use
or marketing of its Intellectual Property, subject,
however, to (i) the Disposition of the property or
assets (other than the Intellectual Property) in the
normal course of business and for the purpose of
carrying on same, (ii) the conclusion of licences for
the use or marketing of its Intellectual Property
provided that each such licence is subject to terms and
conditions which do not or could not have a Material
Adverse Effect, and (iii) the sale of damaged,
unnecessary or out-of-date property;
11.1.3	Indebtedness.  Create, assume, incur or otherwise
become or remain obliged with respect to or suffer to
exist any indebtedness other than indebtedness: (i)
outstanding on the Closing Date of this Agreement or
resulting from an undertaking to make amounts available
to Zentaris and in existence on the Closing Date of this
Agreement; (ii) representing the purchase or lease price
of property or a service incurred in the normal course
of business of Zentaris and for the purpose of carrying
on same; (iii) towards the Borrower; (iv) guaranteed by
a Permitted Encumbrance of Zentaris; (v) which is not
already permitted by this Article and the capital amount
of which does not exceed, alone or with the capital
amount of other indebtedness which is not allowed under
this sub-section, $1,500,000;
11.1.4	Investments.  Grant any loan, advance, credit,
contribution of capital or investment in or to any
person other than its affiliated companies in the normal
course of business of such affiliated companies;
11.1.5	Liens.  Create, assume or suffer to exist,
directly or indirectly, any Lien upon any of its present
or future property, subject to the Permitted
Encumbrances of Zentaris;
11.1.6	Change in Business.  Effect any material change
in the nature of its business, cease to carry on
business or suspend its operations;
11.1.7	Shareholding.  Issue shares or other rights
convertible into shares of Zentaris to a person other
than the Borrower.
11.2	Covenants  Respecting the Borrower.  So long as the Loans
are outstanding and remain unpaid and unless the Lenders
shall otherwise consent in writing, the Borrower agrees not
to do the following:
11.2.1	Liquidation, Dissolution, Merger, etc.  Liquidate
or dissolve its affairs or enter into any transaction of
amalgamation, merger or consolidation, or agree to do
any of the foregoing, at any future time, it being
understood that the Borrower may enter into any
transaction of amalgamation, merger or consolidation
provided that (i) the company resulting from the
amalgamation, merger or consolidation remains bound by
the covenants and obligations of the Borrower pursuant
to the Lenders' Documents to which it is a party, and
(ii) the value of the Liens granted to the Lenders
pursuant to the Lenders' Documents is not thereby
reduced as a result of such amalgamation, merger or
consolidation including, without limitation, that the
Liens granted shall charge all the present and future
property of the company resulting from the merger which
is qualified as Hypothecated Property and that such
Liens will also be first-ranking (subject to the
Permitted Encumbrances of the Borrower) and (iii) as
determined on a pro forma basis on the date of the
merger, amalgamation or consolidation, taking into
consideration the financial information of the Borrower
and of the other company or companies involved in such
merger, amalgamation or consolidation, as if such
merger, amalgamation or consolidation had taken place on
such date, the company resulting from such merger,
amalgamation or consolidation would have an Indebtedness
to Shareholders' Equity ratio of no more than 1 to 1;
11.2.2	Sale.  Proceed with a Disposition of all or part
of its Hypothecated Property, which it currently owns or
will own or acquire in the future, or grant any licence
for the use or marketing of its Intellectual Property,
subject, however, to (i) the Disposition of the property
or assets (other than the Intellectual Property) in the
normal course of and for the purpose of carrying on
same, (ii) the conclusion of licences for the use or
marketing of its Intellectual Property provided that
each such licence is subject to terms and conditions
which do not or could not have a Material Adverse
Effect, and (iii) the sale of damaged, unnecessary or
out-of-date property;
11.2.3	Dividends, Distribution.  Declare or pay any
dividend, return capital to its shareholders or
authorize or make any other payment, distribution or
delivery of property or money to its shareholders or
redeem, retire, purchase or otherwise acquire, directly
or indirectly, for consideration, shares of any class in
its share capital now or hereafter outstanding or set
aside any funds for any of the foregoing purposes, it
being understood that the Borrower may declare or pay
(i) any dividend which would be financed from the funds
resulting from a transaction on the shares held by the
Borrower in Atrium Biotechnologies inc. and (ii) any
dividend in kind made up of securities of Atrium
Biotechnologies inc;
11.2.4	Liens.  Create, assume or suffer to exist,
directly or indirectly, any Lien on any property it now
holds or may acquire or hold hereafter, subject to the
Permitted Encumbrances of the Borrower;
11.2.5	Change in Business.  Effect any material change
in the nature of its business, cease to carry on business or suspend its operations.
ARTICLE 12

Events of Default and Realization
12.1	Event of Default.  The occurrence of any of the following
events so long as the Loans are outstanding constitutes an Event of Default (herein referred to as an "Event of Default"):
12.1.1	should the Borrower fail to make, as and when
same is due, any payment of principal on the Term Loans
or any payment of interest thereon, subject, in the
latter case, to the right of the Borrower to capitalize
it in accordance with the provisions of sections 3.6 and
3.7;
12.1.2	should a Lender be prevented, for any reason
whatsoever which is not attributable to such Lender,
from exercising its conversion right under Article 3, or
should the Borrower be prevented, for any reason
whatsoever which is not attributable to such Lender,
from issuing Shares on the relevant Conversion Date or
should the Shares cease to be listed for trading on the
Toronto Stock Exchange and such Default is not remedied
within five (5) Business Days following the date on
which it occurs;
12.1.3	should the Borrower fail to make, as and when
same is due, any payment of fees or accessories
contemplated by this Agreement and such Default is not
remedied within seven (7) Business Days of the date on
which a Lender has given it written notice; or
12.1.4	should any of the Companies fail to fulfill the
obligations or undertakings related to such Company
hereunder or the other Lenders' Documents, other than
the undertakings contemplated by the above sub-sections,
and such Default is not remedied within 20 Business Days
of the date on which a Lender has given the Borrower
written notice;
12.4.5	should a Company make an assignment for the
benefit of its creditors, or file or consent to the
filing of a petition in bankruptcy, a proposal or a
notice of intention under any legislation governing
bankruptcies of any jurisdiction whatsoever or be
adjudicated insolvent or bankrupt, or petition or apply
to any tribunal for any receiver, trustee, liquidator or sequestrator of, or for any substantial portion of, its property; or should a Company commence any proceeding
relating to it or its property or any substantial
portion of its property under any reorganization,
arrangement, readjustment, composition or liquidation
law of any jurisdiction, whether now or hereafter in
effect (any of which proceeding, including, without
limitation, the making of an assignment for the benefit
of creditors, or the filing or consenting to the filing
of a petition in bankruptcy, a proposal or a notice of
intention under any such bankruptcy legislation, shall
be referred to in this Article as a "Proceeding"); or
should there be commenced against a Company any
Proceeding and such Proceeding remains undismissed for a
period of 30 days; or any receiver, liquidator or
sequestrator of a Company or any substantial portion of
its property is appointed or should a Company consent to
or approve or accept any Proceeding or the appointment
of any receiver, liquidator or sequestrator for itself
or any substantial portion of its property; or
12.1.6	should any statement, certificate, report or
representation, including the representations and
warranties under Article 6, which has been given by or
on behalf of the Borrower to the Lenders in connection
with this Agreement or the other Lenders' Documents,
prove at any time to be substantially incorrect; or
12.1.7	should a Company default with respect to any
Indebtedness with respect to money borrowed (other than indebtedness created under this Agreement) the amount of which, in the aggregate, exceeds $300,000, or the
equivalent thereof in any other currency, other than
indebtedness the validity of which is being contested
diligently and in good faith by or on behalf of such
Company by appropriate proceedings and for which no
foreclosure, seizure, attachment or similar proceedings
shall have been commenced; or
    	should any of the representations and warranties given
by the Borrower in connection with the Subscription
Agreement prove to be substantially incorrect;
or|ConvF_L3|ZZMPTAG|
    	should a Company permanently cease operations or
notify the Lenders of its intention to do
so.|ConvF_L3|ZZMPTAG|
12.2	Remedies.  Should an Event of Default have occurred and be
continuing, each Lender may declare as being immediately due and payable the entire amount of its Loan and exercise any and all of its rights and recourses hereunder, the other Lenders'
Documents or the law.
12.3	Application of Payments.  Notwithstanding the provisions of
article 1572 of the Civil Code of Quebec as well as any other legal rule governing the application of payments, each Lender may apply the proceeds of realization to the portion of the Loan of such Lender owed by the Borrower under this Agreement, as such Lender deems appropriate.
12.4	Notices.  Save as otherwise expressly provided for herein,
no notice or mise en demeure of any kind shall be required to be given to the Borrower by the Lenders or any of them for the purpose of putting the Borrower in default, the Borrower being in default by the mere lapse of time allowed for the performance of an obligation or by the mere happening of any event
constituting an Event of Default, subject, where applicable, to the time limits prescribed by section 12.1.
12.5	Dealings with the Borrower.  The Lenders may grant
extensions of time and other indulgences, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Borrower as they see fit, without prejudice to the liability of the Borrower or to the Lenders' rights.
ARTICLE 13

Miscellaneous
13.1	Notices.  Except as otherwise specified herein, all
notices, requests, demands or other communications to or upon the respective parties hereto shall be deemed to have been duly given or made to the party to which such notice, request, demand or other communication is given or permitted to be given or made under this Agreement, when delivered to such party or received by such party (by certified mail, postage prepaid, or by fax or hand delivery) at its address and attention set forth below its signature or at such other address as any of the parties hereto may hereafter notify the others in writing. No other method of giving notice is hereby precluded.
13.2	Rights and Recourses Cumulative.  The rights and recourses
of the Lenders under this Agreement shall be cumulative and not exclusive of any right or recourse which each Lender would otherwise have, and no failure or delay by the Lenders in exercising any right shall operate as a waiver thereof, nor shall any single or partial exercise of any power or right
preclude its other or further exercise or the exercise of any other power or right.
13.3	Assignments by the Borrower.  The rights of the Borrower
hereunder are declared to be purely personal and therefore may not be assigned or transferred, nor may the Borrower assign or transfer any of its obligations, any such assignment being null and void and rendering any balance then outstanding of the sums mentioned above immediately due and payable at the option of each Lender.
13.4	Assignments by the Lenders.  The rights, including, without
limiting the generality of the foregoing, the Term Loan of each Lender hereunder may be assigned or transferred, in whole or in part, to one or more assignees (at the expense of the latter or the Lender in question) and in one or more transactions,
provided the assignee Lender has obtained the prior written
consent of the Borrower provided, however, that the consent of the Borrower shall not be required where:
     	the assignment occurs when an Event of Default has
occurred and is continuing;
     	the assignment is made by the Fund in favour of SGF, a specialized fund or a fund representing itself as a member
of its group;|ConvF_L3|ZZMPTAG|
     	the assignment is made by SGF in favour of (i) the
Fund, (ii) the government of Quebec, (iii) a body in which
the government of Quebec holds a financial interest, (iv) a
body designated or approved by the government of Quebec
notably in connection with the transfer of the investment
portfolio of SGF, (v) any body having similar objects to
those of SGF or its parent company, (vi) the parent company
of SGF, or (vii) any subsidiary of SGF or its parent
company.  |ConvF_L3|ZZMPTAG|
However, in all cases, the assignee Lender shall notify any
other Lender and the Borrower thereof.
In addition, no assignment may take place where the assignee is considered to be a non-resident of Canada within the meaning of the Income Tax Act (Canada).
13.5	Counterparts.  This Agreement may be executed in any number
of counterparts, each of which shall be deemed to be an
original, but all such separate counterparts shall together constitute but one and the same instrument. A party may execute this Agreement by signing any counterpart of this Agreement.
13.6	Severability.  Any provision of this Agreement which is
prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such
prohibition or unenforceability without invalidating the
remaining provisions hereof in that jurisdiction or affecting the validity or enforceability of such provision in any other jurisdiction.
13.7	Indemnification.  Without prejudice to any other recourse
by a Lender, the Borrower agrees to indemnify each of the Lenders and hold them harmless from and against any and all reasonable damages, losses and expenses, direct or indirect, which may be imposed on, incurred by or asserted against them as a result of any inaccuracy of the representations and warranties or breach of the undertakings of the Borrower contained herein (including any damages, losses or expenses, such as reasonable legal fees and other legal costs suffered or incurred as a result of a claim by a third party).
ARTICLE 14

FORMAL DATE
14.1	Formal Date.  For the purpose of convenience, this
Agreement may be referred to as bearing the formal date of March
31, 2003 irrespective of the actual date of its execution.


IN WITNESS WHEREOF, the parties hereto have signed this Agreement on the date and at the place first hereinabove mentioned.

AETERNA LABORATORIES INC.


Per:



Address:
1405 boulevard du Parc
Technologique
Quebec City, Quebec
G1P 4P5
Attention:
Vice-President, Legal
Affairs and Secretary
Fax:
(418) 652-0881



Le Fonds de solidarite des
travailleurs du quebec
(F.T.Q.)


Per:


Jean-Denis Dubois
and Per:


Serge Lapointe
Address:
545 Cremazie E.
Montreal, Quebec
H2M 2W4
Attention:
Legal Department
Fax:
(514) 383-2500





sgf sante inc.


Per:


Francis Bellido, President
and Per:


Marc Paquet, Secretary
Address:
600 De la Gauchetiere St.
W.
Suite 1700
Montreal, Quebec
H3B 4L8
Attention:
The Secretary
Fax:
(514) 395-8055





SCHEDULE "A"
DEFINITIONS
"Borrower" means Aeterna Laboratories Inc., a corporation duly incorporated under the Canada Business Corporations Act, and includes any successor thereof;
"Business Day" means any day excluding Saturday, Sunday and any other day which in Montreal, Canada is a legal holiday or a day on which banking institutions are authorized by law or by local proclamation to close;
"Closing Date" means March 31, 2003;
"Companies" means collectively the Borrower and Zentaris and "Company" means either of them;
"Conversion Date" means the date on which the Borrower receives a Conversion Form duly signed by a Lender regarding the exercise by such Lender of the conversion of all or part of the Term Loan of such Lender and the accrued and unpaid interest thereon; "Conversion Form" means a form substantially the same as the one attached hereto as Schedule "F";
"Conversion Price" means the price which results when 1.25 is multiplied by the weighted average price of the Shares traded on the Toronto Stock Exchange (TSX) for the ten (10) trading days immediately preceding the Closing Date, namely $5.05 per Share; "CVMQ" means the Commission des valeurs mobilieres du Quebec;
"CVMQ Decision" means Decision number 2001-C-0507 of the CVMQ dated November 13, 2001;
"Default" means any of the events specified in section 12.1, the occurrence or failure to occur of which, as the case may be, constitutes, or with the passage of time or the giving of notice or both, would constitute an Event of Default;
"Disposition" has the meaning ascribed to it in sub-section
11.1.2;
"Event of Default" has the meaning ascribed to it in section
12.1;
"Fund" means Fonds de solidarite des Travailleurs du Quebec (F.T.Q.), a company duly constituted under the Act to establish the Fonds de solidarite des Travailleurs du Quebec (F.T.Q.), and includes any successor or assign thereof;
"Hypothecated Property" has the meaning ascribed to it in
section 5.1;
"Indebtedness" means, at any time, determined based on the consolidated financial statements of the Borrower, the total, at such time, of the long-term debt and the short-term portion of the long-term debt of the Borrower and of its subsidiaries with respect to borrowed money;
"Intellectual Property" means any right to trade-marks and trade names, patents, patent applications, discoveries, procedures, drawings and in particular industrial drawings, inventions, specifications, software, technical information, know-how, technology, formulas, copyright, data bases, data, models, patterns, prototypes used or being developed, results and knowledge resulting directly or indirectly from the realization of research and development projects and which are not in the public domain, including all improvements or amendments to any of the foregoing rights, rights related to their registration, applications for registration or their renewal, in all territories or jurisdictions, licenses, sub-licenses,
concessions and all other intellectual property rights required for, related to or resulting from the operation of a business; "Interlender Agreement" means the interlender agreement entered into on the Closing Date between SGF and Fund, as it may be amended, modified or restated from time to time;
"Lenders" means collectively SGF and the Fund and includes any successor and assign thereof, and "Lender" means any of them; "Lenders' Documents" means, collectively, this Agreement, the Security Documents, the Interlender Agreement, the undertaking of Zentaris contemplated by sub-section 6.1.4 and any other document or agreement ancillary thereto;
"Lien" means (i) any right of set-off or combination of accounts intended to secure the payment or performance of an obligation,
(ii) any interest in property securing an obligation or a claim by a person other than the owner of such property (which, for the purposes hereof, shall include any possessor under a title retention agreement and a lessee under a capital lease or in a sale and leaseback transaction) including by way of hypothec, pledge, charge, lien, assignment by way of security, hypothecation, security interest, hire purchase agreement, conditional sale agreement, deposit arrangement, deemed trust, title retention, capitalized lease, discount, factoring or securitization arrangement deemed a trust, (iii) any preference, priority, adverse claim, levy, execution, seizure, attachment, garnishment or other encumbrance which binds property, and (iv)
any agreement purporting to grant any of the foregoing rights or interests;
"Loan" means, with respect to any Lender, at any time, the Term Loan of such Lender and any other amounts in principal, interest, fees and accessories and interest on interest in
arrears, in each case, due and payable to such Lender hereunder and "Loans" shall collectively refer to the Loans of all the
Lenders;
"Material Adverse Effect" means a material adverse effect on the financial situation, activities, internal operations, outlook, shareholders' equity or operating results of any of the
Companies;
"Maturity Date" means March 31, 2006;
"Permitted Encumbrances" means collectively the Permitted Encumbrances of the Borrower and the Permitted Encumbrances of Zentaris;
"Permitted Encumbrances of the Borrower" means, with respect to the Borrower:
1.	any present and future Lien granted by the Borrower on its
property which is not Hypothecated Property;
2.	the Purchase Money Liens which guarantee one or more debts;
3.	any Lien for taxes, assessments or other governmental
charges or levies not yet due and not in default or, if due, the validity of which is being contested diligently and in good faith by or on behalf of the Borrower, provided that the
Borrower, if required by generally accepted accounting
principles in Canada, applied consistently, has made adequate provision in its books with respect thereto and that there is no reserve by the auditors of the Borrower with respect thereto;
4.	any Lien resulting from any judgment rendered or claim
filed against the Borrower, which the Borrower or third parties on its behalf shall be contesting diligently and in good faith, provided the Lenders have received the security they may have asked for, acting reasonably, to guarantee that such
contestation will not lead to the confiscation of any part of the assets of the Borrower;
5.	the pledges resulting from deposits made pursuant to laws
relating to workmen's compensation, employment insurance, retirement, social insurance or other similar laws, or deposits made in good faith in connection with offers, tenders, leases or contracts (excluding, however, the borrowing of money or the repayment of money borrowed), deposits of cash or securities in order to secure appeal bonds or bonds required in respect of judicial proceedings;
6.	any Lien of any craftsman, workman, builder, contractor,
supplier of materials, architect, engineer or subcontractor or any other similar Lien related to the construction or the maintenance of the Borrower's assets, provided that any such
Lien is not registered or published or that the Borrower has not received a notice in respect of same in accordance with the provisions of any law or, should any such notice have been given or any such Lien be registered or published, provided the
Borrower or others on its behalf shall be contesting diligently and in good faith the validity of any such Lien and that the Lenders have received the security which they may have asked to guarantee that such contestation will not lead to the confiscation of any part of the assets of the Borrower;
7.	the restrictions, rights of way, servitudes or similar real
rights (including, without limiting the generality of the foregoing, the rights of way and servitudes for railways, sewers, conduits, pipelines for gas and oil, gas and water
mains, electric, telephone and telegraph conduits, poles and cables or television cables) granted to or in favour of other persons which, as a whole, do not materially impair the use, in connection with the operations of the Borrower, of the property in question;
8.	the right reserved or given to any municipality or other
government or public body pursuant to any lease, license, franchise, grant or permit obtained by the Borrower or any right resulting from a statutory provision, to terminate such lease, license, franchise, grant or permit, or to require annual or other payments as a condition to its continuance;
9.	any restrictions, limitations, conditions and provisions
affecting an immovable set forth in any initial concession of such immovable granted by the Crown, statutory exception on the property titles and mining rights reserves;
10.	minor title defects or irregularities which, in the
aggregate, will not materially impair the use for which the property is held by the Borrower;
11.	the Liens granted by the Borrower on its receivables and
inventory to guarantee to the Royal Bank of Canada the
obligations of the Borrower towards it with respect to letters of credit issued by the Royal Bank of Canada at the request of the Borrower in favour of suppliers of shark cartilage,
provided, however that the aggregate amount of all such
outstanding letters of credit at any time does not exceed
$920,000;
12.	the security granted to the Lenders hereunder;
13.	the rights resulting from a lease registered in the
Register of personal and movable real rights (the "RPMRR") under numbers 00-0166114-0007 and 02-0410590-0001;
14.	the ownership rights of the lessor registered in the RPMRR
under numbers 00-0297536-0009, 01-0429809-0009 and 02-0157173-
0002;
15.	the reserve of ownership registered in the RPMRR under
number 02-00700080-0001;
16.	any Lien expressly authorized in writing from time to time
by the Lenders;
"Permitted Encumbrances of Zentaris" means, with respect to Zentaris, the Liens mentioned or referred to in Schedule "E"; "Purchase Money Lien" means (i) any Lien created, given, granted or assumed on any movable property upon the purchase thereof or the purchase of which is the object of a title retention agreement or the lease of which is the object of a lease or lease-back agreement, provided that such Lien is confined to the property so purchased or leased, that it be created, given, granted or assumed at approximately the same time as the purchase or lease of such property and that the principal amount being secured by such Lien does not exceed, on the date of any such purchase or lease, one hundred percent (100%) of the cost of such property; and (ii) any renewal, refinancing or extension of any Lien referred to in sub-section (i) above granted to secure a principal amount not greater than the outstanding principal amount of the indebtedness secured immediately prior to such renewal, refinancing or extension;
For the purposes hereof, the amount at any time of any Purchase Money Lien which constitutes a lease or lease-back contemplated above shall, to the extent that it is capitalized, be the capitalized amount thereof, at such time, determined in accordance with generally accepted accounting principles in Canada, applied consistently;
"Security Documents" means collectively all the documents contemplated by or referred to in Article 4;
"SGF" means SGF Sante Inc., a company duly incorporated under
Part IA of the Companies Act (Quebec), and includes any successor or assign thereof;
"Shareholders' Equity" means, at any time, determined based on the consolidated financial statements of the Borrower, the shareholders' equity at such date;
"Shares" means the subordinate voting shares of the Borrower, subject to the adjustments contemplated by sections 4.7 and 4.8; "Subscription Agreement" means the subscription agreement entered into on April 9, 2002 between the Borrower, SGF and the Fund, as it may be amended, modified or restated from time to time;
"Term Loan" means at any time, with respect to any Lender, the capital amount advanced by such Lender to the Borrower hereunder which remains outstanding at this time, and includes any interest capitalized in accordance with the provisions of sections 3.6 and 3.7, and "Term Loans" shall collectively refer to the Term Loans of all the Lenders;
"this Agreement","this Credit Agreement","these presents","herein","hereby","hereunder" and similar expressions refer collectively to this credit agreement and the accompanying schedules and any and every deed or instrument which is ancillary hereto, the whole as same may be amended, supplemented or restated from time to time;
"Zentaris" means Zentaris GmbH, a legal person constituted under the laws of the Federal Republic of Germany resulting from the merger of Blitz F02-570 GmbH and Zentaris AG, and includes any successor or assign thereof.
"1933 Act" means the American statute entitled Securities Act of 1933, as amended;



SCHEDULE "B"
Intellectual Property


SCHEDULE "C"
INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS
The European company Picsou SAH (of Luxembourg), which uses a logo almost identical to that of the Company, has filed an application to register a trade-mark for its logo. In January 2002 the Company filed an opposition to such application based on prior use (and not on pre-registration) and it is currently gathering proof of such prior use.


SCHEDULE "D"
NON-COMPETITION
Several distribution contracts entered into between Atrium or Unipex (or any of its subsidiaries) and their suppliers contain an exclusivity undertaking in favour of the supplier relating to the product distributed by Atrium or Unipex (or any of its subsidiaries), as the case may be (generally to the effect that Atrium or Unipex (or any of its subsidiaries), as the case may be, may not distribute the same type of product on behalf of another competing supplier) and grant marketing rights for territories defined in such contracts, such undertakings being common in their industry.


SCHEDULE "E"
PERMITTED ENCUMBRANCES OF ZENTARIS
"Permitted Encumbrances of Zentaris" has the same meaning as is given the expression "Permitted Encumbrance" in the document attached to this Schedule "E".



SCHEDULE "F"
CONVERSION FORM











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Loan Agreement